PROSPECTUS

                                $5,442,079,000


                                     [LOGO]
                                    verizon

                         Verizon Global Funding Corp.

                    Zero-Coupon Convertible Notes due 2021
           Supported as to Payment of Principal and Interest by and
                     Convertible into the Common Stock of

                          Verizon Communications Inc.

We issued $5,442,079,000 aggregate principal amount at maturity of our Zero-Coupon Convertible Notes due 2021, referred to as the "notes", in a private transaction in May 2001 to persons reasonably believed to be "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, referred to as the Securities Act. The notes are our senior unsecured obligations and are supported as to payment of principal and interest by, and convertible into the common stock of, Verizon Communications Inc. This prospectus may be used by selling securityholders to resell their notes and the common stock of Verizon Communications issuable upon conversion or repurchase by us of their notes. Unless otherwise specified in this prospectus, the terms "we," "us", and "our" refer to Verizon Global Funding.

The issue price of the notes represents an initial accretion rate of 3% per annum, subject to an upward adjustment as described in this prospectus. See "Description of Notes and Support Obligations--Interest Adjustment" for a description of this adjustment. We will not pay cash interest on the notes prior to maturity unless an upward adjustment occurs or we elect to do so following a tax event. See "Description of Notes and Support Obligations--Tax Event" for the definition of the term "tax event".

You may convert each of your notes into 7.9318 shares of the common stock of Verizon Communications under the circumstances described in this prospectus. This conversion rate is equivalent to an initial conversion price of $69.50 per share of the common stock of Verizon Communications based on the issue price of the notes. The conversion rate may be adjusted as described in this prospectus. See "Description of Notes and Support Obligations--Conversion Rights" for a description of your conversion rights. The common stock of Verizon Communications is listed on the New York Stock Exchange under the symbol "VZ".

On or after May 15, 2006, we may redeem for cash all or part of the notes at a redemption price equal to the accreted principal amount plus any accrued and unpaid cash interest. On May 15, 2004, May 15, 2006, May 15, 2011 and May 15, 2016, you may require us to repurchase your notes. The repurchase prices are set forth in this prospectus, but will be higher if an increased accretion rate applies for one or more semi-annual periods. We may choose to pay the repurchase price in cash, the common stock of Verizon Communications or a combination of both. See "Description of Notes and Support Obligations--Repurchase Right" for a description of your repurchase rights.

Also, upon a change in control, you may require us to repurchase all or a portion of your notes in cash at a repurchase price equal to the accreted principal amount plus any accrued and unpaid cash interest. See "Description of Notes and Support Obligations--Change in Control" for the definition of the term "change in control".

Beginning on May 15, 2004, in some circumstances where the closing sales price of the common stock of Verizon Communications is equal to or less than 60% of the accreted conversion price of the notes for specified periods, the accretion rate on the notes for a semi-annual period may be subject to an increased accretion rate equal to the applicable per annum reset rate in effect at that time. See "Description of Notes and Support Obligations--Interest Adjustment" for a description of these circumstances and for the definition of the term "reset rate" and see "Summary--The Offering--Conversion Rights" for the definition of the term "accreted conversion price". If an increased accretion rate is in effect for a particular semi-annual period, we will pay a portion of the increased accretion rate as cash interest and the remaining increased accretion rate will be accrued and payable at maturity, redemption or repurchase.

This investment involves risks. See "Risk Factors" beginning on page 7.

Neither we nor Verizon Communications will receive any of the proceeds from the sale of the notes or the common stock of Verizon Communications by any of the selling securityholders. The notes and the common stock of Verizon Communications may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock of Verizon Communications may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution". The selling securityholders may be considered to be "underwriters" as defined in the Securities Act. Any profits realized by the selling securityholders may be considered to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker- dealers and, if broker-dealers purchase any notes or the common stock of Verizon Communications as principals, any profits received by the broker-dealers on the resale of the notes or the common stock of Verizon Communications, may be considered to be underwriting discounts or commissions under the Securities Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is November 16, 2001.

You should rely only on the information provided or incorporated by reference in this prospectus. Neither we nor Verizon Communications has authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. The delivery of this prospectus shall not under any circumstances create an implication that the information contained in this prospectus is correct as of any subsequent date.

TABLE OF CONTENTS

                                             Page
                                             ----
Where You Can Find More Information.........   i
Special Note Regarding Forward-Looking
  Statements................................   i
Verizon Communications Inc..................   1
Verizon Global Funding Corp.................   1
Summary.....................................   2
Risk Factors................................   7
Ratios of Earnings to Fixed Charges.........   7
Use of Proceeds.............................   7
Description of Notes and Support Obligations   8
Description of Verizon Communications
  Common Stock..............................  24
Certain United States Federal Income Tax
  Consequences..............................  25
Selling Securityholders.....................  30
Plan of Distribution........................  38
Legal Matters...............................  39
Experts.....................................  40

WHERE YOU CAN FIND MORE INFORMATION

Verizon Communications files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the Securities and Exchange Commission's public reference room in Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Verizon Communications' Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission's web site at http://www.sec.gov.

In this prospectus, we and Verizon Communications "incorporate by reference" some information Verizon Communications files or has filed with the Securities and Exchange Commission, which means that we and Verizon Communications disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that Verizon Communications files with the Securities and Exchange Commission will automatically update and supersede this information. We and Verizon Communications incorporate by reference the documents listed below and any future filings made by Verizon Communications with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, referred to as the Exchange Act, until all of the notes have been sold:

 .   Verizon Communications' Annual Report on Form 10-K for the year ended
    December 31, 2000;

 .   Verizon Communications' Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001; and

 .   Verizon Communications' Current Reports on Form 8-K filed March 28, 2001,
    April 25, 2001, May 9, 2001, June 5, 2001, July 31, 2001, August 2, 2001,
    October 4, 2001 (as amended by current Report on Form 8-K/A filed October 5, 2001) and October 30, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning Verizon Communications at the following address or phone number:

   Investor Relations
   Verizon Communications Inc.
   1095 Avenue of the Americas, 36th Floor
   New York, New York 10036
   Telephone: (212) 395-1525

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this prospectus and in the information incorporated in this prospectus by reference, we and Verizon Communications have made forward-looking statements. These statements are based on our and Verizon Communications' estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning Verizon Communications' possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "hopes" or similar expressions. For those statements, we and Verizon Communications claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those discussed in the information incorporated by reference, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

 .   the duration and extent of the current economic downturn

 .   materially adverse changes in economic conditions in the markets served by
    Verizon Communications or by companies in which Verizon Communications has substantial investments;

 .   material changes in available technology;

 .   an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations;

 .   the final outcome of federal, state and local regulatory initiatives and proceedings, including arbitration proceedings, and judicial review of those initiatives and proceedings, pertaining to, among other matters, the terms of interconnection, access charges, universal service, and unbundled network element and resale rates;

 .   the extent, timing, success and overall effects of competition from others in the local telephone and toll service markets;

 .   the timing and profitability of our entry and expansion in the national long-distance market;

 .   Verizon Communications' ability to combine former Bell Atlantic and GTE operations, satisfy regulatory conditions and obtain revenue enhancements and cost savings;

 .   the profitability of Verizon Communications' broadband operations;

 .   the ability of Verizon Wireless to achieve revenue enhancement and cost savings, and obtain sufficient spectrum resources;

 .   the continuing financial needs of Genuity Inc.; Verizon Communications'
    ability to convert its ownership interest in Genuity into a controlling interest consistent with regulatory conditions, and Genuity's ensuing profitability;

 .   Verizon Communications' ability to recover insurance proceeds relating to equipment losses and other adverse financial impacts resulting from the terrorist attacks on September 11, 2001; and

 .   changes in Verizon Communications' accounting assumptions that regulatory agencies, including the Securities and Exchange Commission, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings.

VERIZON COMMUNICATIONS INC.

Verizon Communications is one of the world's leading providers of communications services. Verizon Communications was formerly known as Bell Atlantic Corporation. We began doing business as Verizon Communications on June 30, 2000, when Bell Atlantic merged with GTE Corporation in a transaction accounted for as a pooling-of-interests. Each of Bell Atlantic and GTE was a leader in the telecommunications and information industries. We are a Fortune 10 company with nearly 256,000 employees and approximately $65 billion of annual revenues. In this section of the prospectus, references to "we", "us" and "our" refer to Verizon Communications and its consolidated subsidiaries.

Our subsidiaries are, collectively, the largest providers of wireline and wireless communications in the United States, with 128.5 million access line equivalents and approximately 28.7 million wireless customers. Our global presence extends to more than 40 countries in the Americas, Europe, Asia and the Pacific.

We provide domestic telecommunications wireline services through our subsidiaries in 31 states and the District of Columbia. These services consist principally of advanced wireline voice and data services, including voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones. We also provide customer premises equipment distribution, data solutions and systems integration, billing and collections, Internet access services, research and development, inventory management and long distance services. We currently own approximately 62 million access lines in the United States and serve over 33 million households. We also have approximately 6.9 million long distance customers nationwide. Verizon Online, our Internet service provider, has over 1 million subscribers, and we have approximately 975,000 Digital Subscriber Line customers.

We provide domestic wireless communications services through our 55%-owned subsidiary, Verizon Wireless. Verizon Wireless is the leading wireless communications provider in the United States in terms of the number of subscribers and network coverage. Verizon Wireless has the largest customer base of any U.S. wireless provider, with approximately 28.7 million wireless subscribers, and offers wireless voice and data services across the most extensive wireless network in the United States. Approximately 90% of the United States population reside in areas in which Verizon Wireless has Federal Communications Commission licenses to offer wireless services. Verizon Wireless provides digital coverage in almost every major U.S. city. Its broad network coverage, digital technology, widespread distribution channels and operating and financial strength position it to take advantage of the growing demand for wireless voice and data services.

We also hold a substantial investment portfolio in wireline and wireless partnerships and joint ventures in the Americas (including Puerto Rico), Europe, Asia and the Pacific. These investments represent a mix of mature and start-up businesses where in conjunction with local partners and management, we seek to capitalize on our core competencies and to enhance shareholder returns.

We are the world's largest publisher of telephone directories. Our directory publishing and electronic commerce operations consist of domestic and international publishing businesses, including print directories and Internet-based shopping guides, as well as website creation and other electronic commerce services. We have publishing and electronic commerce operations in the United States, Europe, Asia and Latin America and produce over 155 million telephone directories annually.

Our principal executive offices are located at 1095 Avenue of the Americas, New York, New York 10036, and our telephone number is (212) 395-2121.

VERIZON GLOBAL FUNDING CORP.

Verizon Global Funding was established to provide financing to Verizon Communications and some of its subsidiaries, other than Verizon Communications' domestic telephone company subsidiaries. Verizon Global Funding does not engage in any separate business activities.

Verizon Global Funding is a wholly owned, indirect subsidiary of Verizon Communications and was incorporated in Delaware in November 1983. The principal executive offices of Verizon Global Funding are located at 3900 Washington Street, 2nd floor, Wilmington, Delaware 19802, and its telephone number is
(302) 761-4200.

                                    SUMMARY

The following summary contains basic information about the offering. It may not contain all the information that is important to you in making an investment decision and the information contained in this summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus. The "Description of Notes and Support Obligations", "Description of Verizon Communications Common Stock", "Certain United States Federal Income Tax Consequences", "Selling Securityholders" and "Plan of Distribution" sections of this prospectus contain more detailed information regarding the terms and conditions of the offering, the notes and the common stock of Verizon Communications. You should consider carefully the information set forth in this prospectus under the heading "Risk Factors".

Notes.......................  $5,442,079,000 aggregate principal amount at maturity of Zero-Coupon Convertible Notes due 2021, subject to an upward adjustment in the event there is an increased accretion rate.

Original Issue Price........  We issued each note at a price of $551.26 per note and with a principal amount at maturity of $1,000, subject to an upward adjustment in the event there is an increased accretion rate.

Maturity....................  May 15, 2021.

Ranking.....................  The notes are our senior unsecured obligations and rank equally with all of our other unsecured and unsubordinated debt. Except as described in this prospectus, Verizon Communications' support obligations rank equally with all of its other unsecured and unsubordinated debt.

Accretion Rate..............  3% annually, computed on a semi-annual bond equivalent basis, subject to an upward adjustment in the event there is an increased accretion rate.

Cash Interest Payment.......  We will not pay cash interest on the notes unless an increased accretion rate is in effect or we elect to do so following a tax event. If an increased accretion rate is in effect for a semi-annual period, we will pay a portion of the increased accretion rate as cash interest at a rate of 0.25% per annum, or 0.125% for each semi-annual period, on the applicable principal amount and the remaining portion of the increased accretion rate will be accrued and payable at maturity, redemption or repurchase. The "applicable principal amount" means, for any semi-annual period, the amount at the beginning of the semi-annual period equal to the initial issue price of the notes adjusted to reflect the accretion of the notes at the applicable accretion rate or rates. If we elect to pay cash interest upon the occurrence of a tax event, the amount of cash interest payable for each semi-annual period will be determined based on the initial accretion rate or the increased accretion rate, whichever is in effect. Cash interest, if any, will be paid semi-annually in arrears on each May 15 or November 15 to the holders of record of the notes as of the preceding May 1 or November 1.

Conversion Rights...........  At your option, you may convert your notes into the common stock of Verizon Communications at a conversion rate of 7.9318 shares per note, subject to adjustment in some events, under any of the following circumstances:

                              . during any quarterly conversion period, if the closing sales price of the common stock of Verizon Communications for at least 20 trading days in the 30 consecutive trading days ending on the first day of the quarterly conversion period is more than the applicable percentage (the "applicable percentage" is initially 120% and will decline by 0.25% at the end of each semi-annual period over the life of the notes to 110%) of the accreted conversion price, as defined below, on the first day of that quarterly conversion period; or

                              . during the five business day period following the ten business days after any nine consecutive trading day period in which the trading price for a note for each day of that period, as determined by the trustee, was less than 95% of the product of the closing sales price of the common stock of Verizon Communications multiplied by the number of shares into which that note is convertible for that period. However, if at conversion the closing price of the common stock of Verizon Communications is greater than 100% but equal to or less than the applicable percentage of the accreted conversion price, then you will receive, instead of the common stock of Verizon Communications based on the applicable conversion rate, cash or the common stock of Verizon Communications, or a combination of both, at our option, with a value equal to the accreted principal amount of the notes; or

                              .   if the notes have been called for redemption;
                                  or

                              . upon the occurrence of specified corporate transactions described under "Description of Notes and Support Obligations--Conversion Rights".

                              The "accreted conversion price" as of any day equals the accreted principal amount of a note divided by the number of shares of the common stock of Verizon Communications issuable upon conversion of the note on that day.

Redemption of the Notes at
  Our Option................  On or after May 15, 2006, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days notice by mail to holders of notes, for a price equal to the accreted principal amount plus any accrued and unpaid cash interest to the redemption date.

Repurchase of Notes at Your
  Option....................  You have the right to require us to repurchase your notes on May 15, 2004, May 15, 2006, May 15, 2011 and May 15, 2016. In each case, we will pay a repurchase price equal to the accreted principal amount plus any accrued and unpaid cash interest to the repurchase date. We may choose to pay the repurchase price in cash or the common stock of Verizon Communications, or a combination of both. If we elect to pay the repurchase price in the common stock of Verizon Communications or a combination of cash and the common stock of Verizon Communications, we must notify holders of notes not less than 20 business days prior to the repurchase date. The common stock of Verizon Communications will be valued at the average of the closing sales price for five trading days ending on the third trading day prior to the repurchase date. We have the right to pay the repurchase price of the notes at any time during the five business days following the repurchase date.

Change in Control...........  If Verizon Communications undergoes a change in control, you will have the option to require us to repurchase your notes for cash. In the event of a change in control, we will pay a repurchase price equal to the accreted principal amount plus any accrued and unpaid cash interest to the repurchase date.

Interest Adjustment.........  Beginning on May 15, 2004, if the closing sales price of the common stock of Verizon
                              Communications is equal to or less than 60% of the accreted conversion price of the notes for any 20 trading days out of the last 30 consecutive trading days ending three business days prior to any May 15 or November 15, then the accretion rate on the notes for the semi-annual period commencing on that date will be subject to an increased accretion rate equal to the applicable per annum reset rate in effect at that time. See "Description of Notes and Support Obligations" for the definition of the term "closing sales price". Any increased accretion rate made pursuant to this provision will remain in effect until the next succeeding May 15 or November 15 when the closing sales price of the common stock of Verizon Communications is not equal to or less than 60% of the accreted conversion price of the notes for any 20 trading days out of the last 30 consecutive trading days ending three business days prior to that date, at which time the accretion rate will revert to 3%. If the closing sales price of the common stock of Verizon Communications is equal to or less than 60% of the accreted conversion price of the notes for any 20 out of the last 30 trading days ending three business days prior to any May 15 or November 15 after the accretion rate has reverted to 3%, then the accretion rate on the notes will again be subject to an increased accretion rate equivalent to the reset rate in effect from time to time. The reset rate will be established by the reset rate agent as of each reset rate determination date. See "Description of Notes and Support Obligations--Interest Adjustment" for the definitions of the terms "reset rate agent" and "reset rate determination date".

Tax Event...................  We can elect to pay cash interest on the notes upon the occurrence of a tax event from and after the date a tax event occurs instead of accreting the principal amount of the notes, including any cash interest payable pursuant to an increased accretion rate. If that happens, the principal amount on which we pay interest will be restated and will be equal to the accreted principal amount on the date of restatement. See "Description of Notes and Support Obligations-- Tax Event".

Events of Default...........  If there is an event of default, the notes may be declared immediately due and payable in an amount equal to the accreted principal amount of the notes plus any accrued and unpaid cash interest up to the payment date. These amounts automatically become due and payable in some circumstances.

                              The following are events of default for the notes:

                              . our failure for 90 days to pay when due any cash interest on the notes in the event there is an increased accretion rate in effect or after we elect to pay cash interest on the notes following a tax event;

                              . our failure to pay principal on the notes, or after we elect to pay cash interest on the notes following a tax event, the restated principal amount, when due, whether at maturity, by declaration, when called for redemption, when required to be purchased by you or otherwise;

                              . our failure to perform, or breach of, any covenant or warranty in the notes or in the indenture and applicable to the notes for 90 days after notice to us and Verizon Communications by the trustee or by holders of at least 25% in principal amount of the outstanding notes; and

                              . some events involving bankruptcy, insolvency or reorganization of Verizon Communications or us.

Tax.........................  You agree, for U.S. federal income tax purposes, to treat your notes as "contingent payment debt instruments" and to be bound by our application of the Treasury Regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be considered to accrue for federal income tax purposes will be 7.51%, compounded semi-annually, which is the rate comparable to the rate at which we would borrow on a noncontingent, nonconvertible borrowing with terms and conditions otherwise comparable to the notes, including the rank, term, and general market conditions. Accordingly, you will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that you will recognize taxable income significantly in excess of any cash received while the notes are outstanding. In addition, you will recognize ordinary income upon a conversion of a note into the common stock of Verizon Communications equal to the excess, if any, between the value of the common stock of Verizon Communications received on the conversion and your adjusted tax basis in the note. See "Certain United States Federal Income Tax Consequences --U.S. Holders of Notes--Sale, Exchange, Conversion or Redemption".

                              YOU ARE URGED TO CONSULT YOUR TAX ADVISOR
                              REGARDING THE TAX TREATMENT OF THE NOTES AND
                              WHETHER A PURCHASE OF THE NOTES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND YOUR PARTICULAR TAX SITUATION.

Book-Entry Form.............  The notes will be issued only in book-entry form and will be represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, commonly known as DTC, in New York, New York. Beneficial interests in any of the securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any beneficial interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of Notes and Support Obligations--Book-Entry System".

RISK FACTORS

You should carefully consider the following factors and other information in this prospectus before deciding to purchase any notes.

We may not have the ability to raise the funds necessary to repurchase the notes following a change in control or at your option.

On May 15, 2004, May 15, 2006, May 15, 2011 and May 15, 2016, and upon the occurrence of a change in control of Verizon Communications, you may require us to repurchase your notes. However, it is possible that we would not have sufficient funds available in the time period specified. See "Description of Notes and Support Obligations--Repurchase Right" and "--Change in Control".

The amount you must include in your income for United States federal income tax purposes will exceed the amount of cash interest you receive.

You have agreed with us to treat your notes as contingent payment debt instruments. As a result, despite some uncertainty as to the proper application of the applicable Treasury Regulations, you will be required to include in your gross income each year amounts of interest in excess of the cash yield to maturity of the notes. You will recognize gain or loss on the sale of a note, repurchase by us of a note at our option, conversion of a note or redemption of a note in an amount equal to the difference between the amount realized on the sale, repurchase by us at your option, conversion or redemption, including the fair market value of any common stock of Verizon Communications received upon conversion or otherwise and your adjusted tax basis in the note. Any gain recognized by you on the sale, repurchase by us at our option, conversion or redemption of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income and, thereafter, capital loss. See "Certain United States Federal Income Tax Considerations".

RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows Verizon Communications' ratio of earnings to fixed charges for the periods indicated:

Nine Months
   Ended     Years Ended December 31
September 30 -----------------------
    2001     2000  1999  1998  1997
    ----     ----  ----  ----  ----
    2.38     4.47  4.98  3.81  3.74

For all periods, the ratios reflect the merger of Bell Atlantic and GTE as if it occurred as of the beginning of the earliest period presented, in accordance with pooling-of-interests accounting rules.

For these ratios, "earnings" have been calculated by adding fixed charges to income before income taxes and extraordinary charges, and "fixed charges" include interest expense, preferred stock dividend requirements, capitalized interest and the portion of rent expense representing interest.

The ratio for the nine months ended September 30, 2001 includes special items that resulted in a net pretax loss of $(4,776) million, and the ratios for the years ended December 31, 2000, 1999, 1998 and 1997 include net pretax gains (losses) of $6,116 million, $981 million, $(2,552) million and $(1,803) million, respectively. Excluding those special items, the ratio for the nine months ended September 30, 2001 would have been 3.85, and the ratios for the years ended December 31, 2000, 1999, 1998 and 1997 would have been 3.68, 4.68,
4.43 and 4.29, respectively. The 2001 special items relate to the write-down of marketable securities, Bell Atlantic/GTE merger-related charges and a change in accounting for derivatives, creating mark-to-market adjustments. The 2000 and 1999 special items pertain to gains on sales of assets, net of asset impairments and other charges, Bell Atlantic/GTE merger-related charges, pension settlements and the gain on the mark-to-market of exchangeable notes. The 1998 and 1997 special items pertain to asset impairments and other charges, net of gains on sales of assets, Bell Atlantic/NYNEX Corporation merger-related charges, pension settlements and retirement incentive program costs. Sales of assets included wireline and wireless properties, GTE Government Systems and the gain associated with the merger of BC TELECOM Inc. and TELUS Corporation. Asset impairments included costs associated with exiting businesses.

USE OF PROCEEDS

Neither we nor Verizon Communications will receive any of the proceeds from the sale of the notes or the common stock of Verizon Communications by the selling securityholders.

DESCRIPTION OF NOTES AND SUPPORT OBLIGATIONS

We issued the notes under an indenture among Verizon Communications, First Union National Bank, as trustee, and us, referred to as the "original indenture", as supplemented by the supplemental indenture dated as of May 15, 2001, among Verizon Communication, the trustee and us, referred to as the "supplemental indenture," and together with the original indenture, the "indenture". The indenture provides for the issuance from time to time of debt securities in an unlimited dollar amount and an unlimited number of series.

Verizon Communications has agreed to make all payments required under the notes if we default on those payments under the indenture, as described under "--Description of the Support Agreement".

We have summarized selected provisions of the indenture, the support agreement, the share contribution agreement and the notes below. This is a summary, and it is not complete. It does not describe all exceptions and qualifications contained in the indenture, the support agreement or the share contribution agreement or all of the terms of the notes. You should read the indenture, the support agreement, the share contribution agreement and the notes for provisions that may be important to you. Copies of the indenture, the support agreement and the share contribution agreement and the form of notes are available for review at the corporate trust office of the trustee and may also be obtained from us upon request.

General

The notes are our senior unsecured obligations, are limited to an aggregate principal amount at maturity of $5,442,079,000, subject to an upward adjustment in the event there is an increased accretion rate, and rank equally with all of our other unsecured and unsubordinated indebtedness. The notes will mature on May 15, 2021.

We issued the notes at a price to investors of $551.26 per note. We will not pay cash interest on the notes unless an increased accretion rate is in effect or we elect to do so following a tax event. The maturity value of each note will exceed $1,000 in the event there is an increased accretion rate. The issue price represents an accretion rate of 3% per annum. However, the notes may become subject to an increased accretion rate. The notes are issued only in denominations of $1,000 principal amount at maturity.

You have the option to convert your notes into the common stock of Verizon Communications, par value $0.10 per share, at a conversion rate of 7.9318 shares of common stock of Verizon Communications per note. This is equivalent to an initial conversion price of $69.50 per share of common stock of Verizon Communications based on the price to the initial investors of the notes. The conversion rate is subject to adjustment if some events occur. Upon conversion, you will receive only whole shares of the common stock of Verizon Communications and a cash payment to account for any fractional share. Verizon Communications will include the potential dilutive effect of the shares of common stock of Verizon Communications issuable on conversion in its diluted earnings per share calculations only during the periods when all conditions are met for you to convert the notes.

You agree in the indenture, for U.S. federal income tax purposes, to treat your notes as contingent payment debt instruments and to be bound by our application of the Treasury Regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be considered to accrue for federal income tax purposes will be 7.51%, compounded semi-annually, which is the rate comparable to the rate at which we would borrow on a noncontingent, nonconvertible borrowing with terms and conditions otherwise comparable to the notes, including the rank, term and general market conditions. Accordingly, you are required to accrue interest on a constant yield to maturity basis at that rate, with the result that you will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, you will recognize ordinary income upon a conversion of a note into the common stock of Verizon Communications equal to the excess, if any, between the value of the stock received on the conversion and your adjusted tax basis in the note. However, the proper application of the regulations that govern contingent payment debt instruments to you is uncertain in a number of respects, and if our treatment was successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, you should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, or should not have recognized ordinary income upon a taxable disposition of your note.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE TAX TREATMENT OF THE NOTES AND WHETHER A PURCHASE OF THE NOTES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND YOUR PARTICULAR TAX SITUATION.

Ranking

The notes are our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated debt. Except as described below under "Description of Notes and Support Obligations," the obligations under the support agreement will be unsecured and unsubordinated obligations of Verizon Communications and will rank equally with all of its other unsecured and unsubordinated debt.

Interest

We will not pay cash interest on the notes unless an increased accretion rate is in effect or we elect to do so following a tax event. Interest will be based on a 360-day year comprised of twelve 30-day months, and will be payable semi-annually on May 15 and November 15. If an increased accretion rate is in effect for a semi-annual period, we will pay a portion of the increased accretion rate as cash interest at the rate of 0.25% per annum, or 0.125% per semi-annual period, of the applicable principal amount. Cash interest following a tax event and our election to pay the interest in cash will be paid at a rate equal to the accretion rate that would be in effect from time to time if we had not elected to pay cash. The record date for the payment of cash interest to registered holders of notes will be May 1 and November 1 of each year. We will give notice to the registered holders of the notes, no later than 15 days prior to each record date, of the amount of cash interest to be paid as of the next interest payment date.

Conversion Rights

Subject to the conditions described below, you may convert your notes into shares of the common stock of Verizon Communications at a conversion ratio of 7.9318 shares of the common stock of Verizon Communications per $1,000 principal amount at maturity of notes, a conversion ratio equivalent to an initial conversion price of $69.50 per share of common stock of Verizon Communications. The conversion ratio and the equivalent conversion price of a note in effect at any given time are referred to in this prospectus as the applicable conversion ratio and the accreted conversion price respectively, and will be subject to adjustment as described below. If a note has been called for redemption, you will be entitled to convert your note from the date of notice of the redemption until the close of business on the business day immediately preceding the date of redemption. You may convert fewer than all of your notes so long as your notes converted are an integral multiple of $1,000 principal amount at maturity, subject to an upward adjustment in the event there is an increased accretion rate.

You may surrender your notes for conversion into the common stock of Verizon Communications prior to maturity under the circumstances described below under "--Conversion Upon Satisfaction of Market Price Condition", "--Conversion Upon Satisfaction of Trading Price Condition", "--Conversion Upon Notice of Redemption" and "--Conversion Upon Specified Corporate Transactions".

Conversion Upon Satisfaction of Market Price Condition

During any quarterly conversion period, if the closing sales price of the common stock of Verizon Communications for at least 20 trading days in the 30 consecutive trading days ending on the first day of the quarterly conversion period is more than the applicable percentage of the accreted conversion price on the first day of that conversion period, then you may surrender your notes for conversion into the common stock of Verizon Communications prior to maturity. A "quarterly conversion period" will be the period from and including the 12th trading day in a fiscal quarter of Verizon Communications to but not including the 12th trading day in the immediately following fiscal quarter of Verizon Communications.

The conversion agent, First Union National Bank, will, on our behalf, determine if the notes are convertible and notify us and the trustee.

Conversion Upon Satisfaction of Trading Price Condition

During the five business day period following the ten business days after any nine consecutive trading day period in which the trading price for the notes for each day of that period was less than 95% of the product of the closing sales price of the common stock of Verizon Communications multiplied by the number of shares into which a note is convertible for that period, otherwise know as the "95% trading exception", then you may surrender your notes for conversion into the common stock of Verizon Communications prior to maturity. However, if at the time of conversion pursuant the 95% trading exception, the closing sales price of the common stock of Verizon Communications is greater than 100% of the accreted conversion price but equal to or less than the applicable percentage of the accreted conversion price, then you will receive, instead of the common stock of Verizon Communications based on the applicable conversion rate, cash or the common stock of Verizon Communications or a combination of both, at our option, with a value equal to the accreted principal amount of the notes on the conversion date, otherwise known as the "accreted value conversion".

In the event we choose to pay in the common stock of Verizon Communications or a combination of cash and the common stock of Verizon Communications in the case of an accreted value conversion, the common stock of Verizon Communications will be valued at the average closing sales price for the five trading days ending on the third trading day prior to the date of conversion. If we elect to pay all or a portion of the accreted principal amount upon an accreted value conversion in the common stock of Verizon Communications, we must notify you not less than nine trading days prior to the beginning of the five business day period in which you can convert pursuant to an accreted value conversion.

The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the conversion agent for $10,000,000 principal amount at maturity of the notes at approximately 3:30 p.m., New York City time, on that determination date from three independent nationally recognized securities dealers we select, provided that if at least three bids cannot reasonably be obtained by the conversion agent, but two bids are obtained, then the average of the two bids will be used, and if only one bid can reasonably be obtained by the conversion agent, this one bid will be used. If the conversion agent cannot reasonably obtain at least one bid for $10,000,000 principal amount at maturity of the notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be considered to equal (a) the then-applicable conversion rate of the notes multiplied by (b) the closing price on the New York Stock Exchange of the common stock of Verizon Communications on the determination date.

The conversion agent has no obligation to determine the trading prices of the notes unless requested by us. We have no obligation to make a request to determine the trading prices of the notes unless a holder of notes provides us with reasonable evidence that the trading price of the notes would be less than 95% of the product of the closing sales price of the common stock of Verizon Communications and the number of shares into which the notes are convertible; at which time, we will instruct the conversion agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 95% of the product of the closing sales price of the common stock of Verizon Communications and the number of shares into which the notes are convertible.

Conversion Upon Notice of Redemption

You may surrender for conversion any of your notes called for redemption at any time following receipt of a notice of redemption until the close of business one business day prior to the redemption date, even if the notes are not otherwise convertible at that time. If you have already delivered a purchase notice or a change in control purchase notice for a note, however, you may not surrender that note for conversion until you have withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

Even if the market price condition described above has not occurred, if Verizon Communications elects to:

 .   distribute to all holders of the common stock of Verizon Communications certain rights entitling
   them to purchase, for a period expiring within 60 days, the common stock of Verizon Communications at less than the quoted price at the time, or

 .   distribute to all holders of the common stock of Verizon Communications,
    Verizon Communications' assets, debt securities or certain rights to purchase its securities, which distribution has a per share value exceeding 15% of the closing price of the common stock of Verizon Communications on the day preceding the declaration date for that distribution, we must notify holders of notes at least 20 days prior to the ex-dividend date for that distribution. Once we have given a notice, you may surrender your notes for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or our announcement that the distribution will not take place. No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion.

In addition, if Verizon Communications is a party to a consolidation, merger or binding share exchange pursuant to which the common stock of Verizon Communications would be converted into cash, securities or other property, you may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of that transaction. If Verizon Communications is a party to a consolidation, merger or binding share exchange pursuant to which the common stock of Verizon Communications is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into Verizon Communications common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which you would have received if you had converted your notes immediately prior to the transaction. If the transaction also constitutes a change in control, you can require us to repurchase all or a portion of your notes as described under "--Change in Control".

Additional Conversion Information

The conversion rate is 7.9318 shares of common stock of Verizon Communications for each note and is subject to adjustment as described below. This is equivalent to an initial conversion price of $69.50 per share of common stock of Verizon Communications based on the issue price of the notes. You will not receive any cash payment representing any accrued interest upon conversion of a note, except any accrued and unpaid cash interest which is payable as a result of an increased accretion rate. Additionally, you will not receive fractional shares upon conversion of the notes. Instead, upon conversion we will deliver to you a fixed number of shares of common stock and a cash payment to account for fractional shares. The cash payment for fractional shares will be based on the closing price of common stock of Verizon Communications on the trading day immediately prior to the conversion date. Delivery of the common stock of Verizon Communications will be considered to satisfy our obligation to pay the principal amount of the notes, including accrued cash interest. Accrued cash interest will be considered paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion ratio to account for the accrued cash interest.

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the notes have been issued in certificated form, with the note certificate, to the conversion agent. The first day on which the conversion agent receives all of the required documentation is the "conversion date". As soon as practicable after the conversion date, the conversion agent will deliver certificates to you for the whole shares of Verizon Communications common stock and cash for any fractional shares. The person in whose name the certificate is registered will be treated as the securityholder of record as of the close of business on the conversion date. You may obtain copies of the required form of the conversion notice from the conversion agent.

Upon a conversion, based on our treatment of the notes for U.S. federal income tax purposes, you would be required to recognize ordinary income upon a conversion of a note into the common stock of Verizon Communications equal to the excess, if any, between the value of the stock received on the conversion and your adjusted tax basis in the note. For a more detailed discussion, see "Certain United States Federal Income Tax Consequences".

If you submit a note for conversion after we have exercised our option to pay cash interest instead of accruing interest following a tax event or if we are required to make a cash payment pursuant to an interest adjustment between a record date and the opening of business on the next interest payment date, you must pay us an amount equal to the interest payable on the converted principal amount. You are not required to pay this amount on notes or portions of notes called for redemption on a redemption date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date.

Adjustments to Conversion Rate

The conversion rate will be subject to adjustment only upon the following events:

 .   the payment of dividends and other distributions to all holders of the common stock of Verizon Communications on the common stock of Verizon Communications payable exclusively in the common stock of Verizon Communications;

 .   the issuance to all holders of the common stock of Verizon Communications of rights or warrants that allow the holders of the common stock of Verizon Communications to purchase the common stock of Verizon Communications at less than the current market price; provided that no adjustment will be made if you may participate in the transaction on a basis and with notice that Verizon Communications' board of directors determines to be fair and appropriate or in some other cases;

 .   subdivisions or combinations of the common stock of Verizon Communications;

 .   the payment of dividends and other distributions to all holders of the common stock of Verizon Communications consisting of evidences of Verizon Communications' indebtedness, securities, capital stock or assets, except for dividends and other distributions paid in cash and those rights or warrants referred to in the next paragraph relating to stockholders rights plans, provided that no adjustment will be made if you may participate in the transactions;

 .   the payment to holders of the common stock of Verizon Communications for a tender or exchange offer, other than an odd-lot offer, by Verizon Communications or any of its subsidiaries for the common stock of Verizon Communications to the extent that the offer involves aggregate consideration that, together with (1) any cash and the fair market value of any other consideration payable for any tender offer by Verizon Communications or any of its subsidiaries for shares of the common stock of Verizon Communications consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 15% of the market capitalization of the common stock of Verizon Communications on the expiration date of the tender offer; and

 .   the distribution to all or substantially all stockholders of all-cash distributions in an aggregate amount that, together with (1) any cash and the fair market value of any other consideration payable for any tender offer by Verizon Communications or any of its subsidiaries for shares of the common stock of Verizon Communications consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all other all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 15% of the market capitalization of the common stock of Verizon Communications on the business day immediately preceding the day on which Verizon Communications declares the distribution.

If Verizon Communications were to adopt a stockholders rights plan under which it issued rights providing that each share of the common stock of Verizon Communications issued upon conversion of the notes at any time prior to the distribution of separate certificates representing the rights will be entitled to receive the rights, there shall not be any adjustment to the conversion rate as a result of:

 .   the issuance of the rights;

 .   the distribution of separate certificates representing the rights;

 .   the exercise or redemption of the rights in accordance with any rights agreement; or

 .   the termination or invalidation of the rights.

We may increase the conversion rate as permitted by law for at least 20 days, so long as the increase is irrevocable during the period. No adjustment in the accreted conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the accreted conversion price. If the adjustment is not made because the adjustment does not change the accreted conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. Except as specifically described above, the accreted conversion price will not be subject to adjustment in the case of the issuance of any of the common stock of Verizon Communications, or securities convertible into or exchangeable for the common stock of Verizon Communications.

Redemption Rights

On or after May 15, 2006, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days' notice by mail to holders of notes, for a price equal to the then accreted principal amount plus any accrued and unpaid cash interest to the redemption date.

The table below shows redemption prices of notes at May 15, 2006, at each following May 15 prior to maturity and the price at maturity on May 15, 2021, assuming that neither an increased accretion rate nor a tax event occurs. The prices reflect the accreted principal amount calculated through each date. The redemption price of a note redeemed between these dates would include an additional increase in the accreted principal amount accrued since the immediately preceding date in the table to the actual redemption date.

             Redemption Date                      Interest  Price
             ---------------                      -------- --------
             May 15, 2006........................ $ 88.50  $ 639.76
             May 15, 2007........................ $107.84  $ 659.10
             May 15, 2008........................ $127.76  $ 679.02
             May 15, 2009........................ $148.28  $ 699.54
             May 15, 2010........................ $169.43  $ 720.69
             May 15, 2011........................ $191.21  $ 742.47
             May 15, 2012........................ $213.65  $ 764.91
             May 15, 2013........................ $236.77  $ 788.03
             May 15, 2014........................ $260.59  $ 811.85

            Redemption Date                      Interest   Price
            ---------------                      -------- ---------
            May 15, 2015........................ $285.13  $  836.39
            May 15, 2016........................ $310.41  $  861.67
            May 15, 2017........................ $336.45  $  887.71
            May 15, 2018........................ $363.28  $  914.54
            May 15, 2019........................ $390.92  $  942.18
            May 15, 2020........................ $419.40  $  970.66
            May 15, 2021 (maturity)............. $448.74  $1,000.00

If the trustee selects a portion of your notes for partial redemption and you convert a portion of the same notes, the converted portion will be considered to be from the portion selected for redemption. Each note will be redeemed in whole.

Repurchase Right

You have the right to require us to repurchase your notes on May 15, 2004, May 15, 2006, May 15, 2011 and May 15, 2016. We will be required to repurchase any outstanding notes for which you deliver a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant repurchase date until one business day prior to the relevant repurchase date. Under the terms of the indenture, we will have the right to pay the repurchase price of the notes at any time during the five business days following the repurchase date. If the purchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related notes. Our repurchase obligation will be subject to some additional conditions. Also, our ability to satisfy our repurchase obligations may be affected by the factors described in "Risk Factors" under the caption "We may not have the ability to raise funds necessary to repurchase the notes following a change in control or at your option."

The repurchase price payable will be equal to the accreted principal amount plus accrued and unpaid cash interest through the repurchase date. The repurchase prices of a note, assuming that an increase in the accretion rate does not occur, as of each of the repurchase dates will be:

 .   $602.77 per note on May 15, 2004;

 .   $639.76 per note on May 15, 2006;

 .   $742.47 per note on May 15, 2011; and

 .   $861.67 per note on May 15, 2016.

We may choose to pay the repurchase price in cash or the common stock of Verizon Communications, or a combination of both. For a discussion of your tax treatment if you receive cash, the common stock of Verizon Communications or any combination of the two, see "Certain United States Federal Income Tax Consequences--Sale, Exchange, Conversion or Redemption".

If we have previously exercised our option to pay cash interest instead of accreting the principal amount of the notes following a tax event, the repurchase price will be equal to the restated principal amount plus accrued and unpaid interest through the repurchase date. See "--Tax Event".

If we choose to pay the repurchase price in the common stock of Verizon Communications or a combination of cash and the common stock of Verizon Communications, we are required to give notice not less than 20 business days prior to each repurchase date to you, if you are a holder of notes, at your address shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

 .   whether we will pay the repurchase price of the notes in the common stock of Verizon Communications, or any combination of cash and the common stock of Verizon Communications, specifying the percentages of each;

 .   the method of calculating the price of the common stock of Verizon
    Communications; and

 .   the procedures that you must follow to require us to repurchase your notes.

Simultaneously with our notice of repurchase, we will disseminate a press release through Reuters Economic Services or Bloomberg Business News containing this information or publish the information on our web site on the World Wide Web or through any other public medium as we may use at that time.

If no notice is given of our election to pay the repurchase price in the common stock of Verizon Communications or a combination of cash and the common stock of Verizon Communications, we will pay the repurchase price with cash.

Your notice electing to require us to repurchase your notes must state:

 .   if certificated notes have been issued, the notes certificate numbers, or if not certificated, the notice must comply with appropriate DTC procedures;

 .   the portion of the principal amount at maturity of the notes to be repurchased, in multiples of $1,000;

 .   that the notes are to be repurchased by us pursuant to the applicable provisions of the notes; and

 .   in the event we elect, pursuant to the notice that we are required to give, to pay the repurchase price in shares of the common stock of Verizon Communications, in whole or in part, but the repurchase price is ultimately to be paid to you entirely in cash because any of the conditions specified in the indenture to payment of the repurchase price or portion of the repurchase price in shares of the common stock of Verizon Communications is not satisfied prior to the close of business on the last day prior to the repurchase date, as described below, whether you elect:

    - to withdraw the repurchase notice as to some or all of the notes to which it relates, or

    - to receive cash for the entire repurchase price for all notes or portions of notes subject to the purchase notice.

If you fail to make the election described in the final bullet point above, you will be considered to have elected to receive cash for the entire repurchase price for all notes subject to the repurchase notice in these circumstances. For a discussion of your tax treatment if you receive cash instead of shares of common stock of Verizon Communications, see "Certain United States Federal Income Tax Consequences--Sale, Exchange, Conversion or Redemption".

You may withdraw any purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business one business day prior to the repurchase date. The notice of withdrawal must state:

 .   the principal amount at maturity of the withdrawn notes;

 .   if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

 .   the principal amount at maturity, if any, which remains subject to the purchase notice.

If we elect to pay the repurchase price, in whole or in part, in shares of the common stock of Verizon Communications, the number of shares to be delivered by us will be equal to the portion of the repurchase price to be paid in the common stock of Verizon Communications divided by the market price, as defined below, of one share of the common stock of Verizon Communications as determined by us in our purchase notice. The cash payment for fractional shares will be based on the closing price of common stock of Verizon Communications on the trading day immediately prior to the repurchase date.

The "market price" means the average of the closing sales price of the common stock of Verizon Communications for the five trading day period ending on the third business day prior to the applicable repurchase date, if the third business day prior to the applicable repurchase date is a trading day, or if not, then on the last trading day prior to the third business day, appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the five trading day period and ending on the repurchase date, of some events that would result in an adjustment of the conversion rate.

Because the market price of the common stock of Verizon Communications is determined prior to the applicable repurchase date, you bear the market risk relating to the value of the common stock of Verizon Communications to be received from the date the market price is determined to the repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of common stock of Verizon Communications only if the information necessary to calculate the market price is published in a daily newspaper of national circulation or other widely disseminated public source.

Upon determination of the actual number of shares of common stock of Verizon Communications to be paid upon repurchase of the notes, we will disseminate a press release through Reuters Economic Services or Bloomberg Business News containing this information or publish the information on our web site on the World Wide Web or through any other public medium as we may use at that time.

You must either effect book-entry transfer or deliver your notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. You will receive payment of the repurchase price no later than five business days after the repurchase date.

Change in Control

If a change in control, as defined below, occurs, you will have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount of your notes that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to the accreted principal amount plus any accrued and unpaid cash interest.

Within 30 days after the occurrence of a change in control, we must give to holders of notes notice of the change in control and of the repurchase right arising as a result of the change in control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver on or before the 30th day after the date of our notice, irrevocable written notice to the trustee of the exercise by you of your repurchase right, together with your notes for which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

A change in control will be considered to have occurred at the time after the notes are originally issued that any of the following occurs:

 .   any person, including any syndicate or group considered to be a "person"
    under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of the common stock of Verizon Communications entitling the person to exercise 50% or more of the total voting power of all common stock of Verizon Communications that is entitled to vote

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

   generally in elections of directors, other than an acquisition by Verizon Communications, any of its subsidiaries or any of its employee benefit plans; or

 .   Verizon Communications merges or consolidates with or into any other person, any merger of another person into Verizon Communications, or Verizon Communications conveys, sells, transfers or leases all or substantially all of its assets to another person, other than any transaction:

    - that does not result in any reclassification, conversion, exchange or cancellation of outstanding common stock of Verizon Communications;

    - pursuant to which the holders of the common stock of Verizon Communications immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all the common stock of Verizon Communications entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction; or

    - which is effected solely to change the jurisdiction of incorporation of Verizon Communications and results in a reclassification, conversion or exchange of outstanding shares of the common stock of Verizon Communications solely into the common stock of the surviving corporation.

However, a change in control will not be considered to have occurred if either:

 .   the closing sales price per share of the common stock of Verizon
    Communications for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the accreted conversion price of the notes in effect on each of those trading days or

 .   all of the consideration in a merger or consolidation otherwise constituting a change in control, other than cash payments not to exceed 5% of the total value of the merger or consolidation, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or shares of common stock which will be traded or quoted immediately following the merger or consolidation, and as a result of the merger or consolidation the notes become convertible into the common stock of the surviving corporation.

For purposes of these provisions:

 .   the conversion price is equal to the accreted principal amount divided by the applicable conversion rate;

 .   whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

 .   "person" includes any syndicate or group that would be considered to be a
    "person" under Section 13(d)(3) of the Exchange Act.

The foregoing provisions would not necessarily provide you with protection if Verizon Communications is involved in a highly leveraged or other transaction that may adversely affect you.

If a change in control occurred, we may not have sufficient funds available in the time period specified to repurchase the notes upon a change in control. See "Risk Factors" under the caption "We may not have the ability to raise the funds necessary to repurchase the notes following a change in control or at your option." In addition, Verizon Communications has, and may in the future incur, other indebtedness with similar change in control provisions permitting its holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specified dates. If we fail to repurchase the notes when required following a change in control, we will be in default under the indenture.

Interest Adjustment

Beginning on May 15, 2004, if the closing sales price of the common stock of Verizon Communications is equal to or less than 60% of the accreted conversion price of the notes for any 20 trading days out of the last 30 consecutive trading days ending three business days prior to any May 15 or November 15, then the accretion rate on the notes for the semi-annual period commencing on that date will be subject to an increased accretion rate equal to the applicable per annum reset rate in effect at that time. Any increased accretion rate made pursuant to this provision will remain in effect until the next succeeding May 15 or November 15 when the closing sales price of the common stock of Verizon Communications is not equal to or less than 60% of the accreted conversion price of the notes for any 20 trading days out of the last 30 consecutive trading days ending three business days prior to that date, at which time the accretion rate will revert to 3%. The reset rate will be established by the reset rate agent as of each reset rate determination date. The "reset rate determination date" shall be the date three business days preceding each of:

 .   May 15, 2004, in which case the reset rate will be the two-year reset rate;

 .   May 15, 2006, in which case the reset rate will be the five-year reset rate;

 .   May 15, 2008, in which case the reset rate will be the two-year reset rate;

 .   November 15, 2009, in which case the reset rate will be the one-year reset rate;

 .   May 15, 2011, in which case the reset rate will be the five-year reset rate;

 .   May 15, 2013, in which case the reset rate will be the two-year reset rate;

 .   November 15, 2014, in which case the reset rate will be the one-year reset rate;

 .   May 15, 2016, in which case the reset rate will be the five-year reset rate;

 .   May 15, 2018, in which case the reset rate will be the two-year reset rate;
    and

 .   November 15, 2019, in which case the reset rate will be the one-year reset rate.

The reset rate determined as of each reset rate determination date will be equal to the rate that would, in the sole judgment of the reset rate agent, result in a trading price of par of our hypothetical issue of senior, nonconvertible, noncontingent, fixed rate debt securities with:

 .   a final maturity equal to, in the case of the five-year reset rate, five years; in the case of the two-year reset rate, two years; and in the case of the one-year reset rate, one year;

 .   an aggregate principal amount equal to the accreted principal amount of the notes; and

 .   covenants and other provisions that are, insofar as would be practicable for an issue of senior, nonconvertible, fixed-rate debt securities, substantially identical to those of the notes.

In no case, however, will the reset rate ever be greater than 11% or less than 3%. Also, if the reset rate agent has not established the reset rate for the applicable semi-annual period, or if the reset rate agent determines in its sole judgment that there is no suitable reference rate from which the reset rate may be determined, the reset rate for that period will be the reset rate most recently determined (except if there is no reset rate most recently determined, in which case the reset rate shall be a rate mutually agreed upon by the reset rate agent and us reflecting current market conditions), that reset rate to remain in effect until the reset rate agent determines that there is a suitable reference rate at which time the reset rate agent shall determine a new reset rate for the period ending on the next reset rate determination date. The applicable per annum reset rate for a note that is subject to an increased accretion rate shall be determined as to any period for which that increase is applicable as follows in each case until a new reset rate is in effect:

 .   effective May 15, 2004, the applicable per annum reset rate on the note will be the two-year reset rate established on the reset rate determination date three business days preceding May 15, 2004;

 .   effective May 15, 2006, the applicable per annum reset rate on the note will be the five-year reset rate established on the reset rate determination date three business days preceding May 15, 2006;

 .   effective May 15, 2010 the applicable per annum reset rate on the note will be the one-year reset rate established on the reset rate determination date three business days preceding November 15, 2009;

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

 .   effective May 15, 2011 the applicable per annum reset rate on the note will be the five-year reset rate established on the reset rate determination date three business days preceding May 15, 2011;

 .   effective May 15, 2015, the applicable per annum reset rate on the note will be the one-year reset rate established on the reset rate determination date three business days preceding November 15, 2014;

 .   effective May 15, 2016, the applicable per annum reset rate on the note will be the five-year reset rate established on the reset rate determination date three business days preceding May 15, 2016; and

 .   effective May 15, 2020, the applicable per annum reset rate on the Note will be the one-year reset rate established on the reset rate determination date three business days preceding November 15, 2019.

Notwithstanding the foregoing:

 .   if a note first becomes subject to an increased accretion rate, or first becomes subject to an increased accretion rate following a reversion of the accretion rate to 3%, on or after May 15, 2008, but not later than November 15, 2009, the initial reset rate will be the two-year reset rate established on the reset rate determination date three business days preceding May 15, 2008 and thereafter the applicable reset rate will be determined in accordance with the prior sentence;

 .   if a note first becomes subject to an increased accretion rate, or first becomes subject to an increased accretion rate following a reversion of the accretion rate to 3%, on or after May 15, 2013, but not later than November 15, 2014, the initial reset rate will be the two-year reset rate established on the reset rate determination date three business days preceding May 15, 2013 and thereafter the applicable reset rate will be determined in accordance with the prior sentence; and

 .   if a note first becomes subject to an upward adjustment of accretion rate, or first becomes subject to an upward adjustment following a reversion of the accretion rate to 3%, on or after May 15, 2018, but not later than November 15, 2019, the initial reset rate will be the two- year reset rate established on the reset rate determination date three business days preceding May 15, 2018 and thereafter the applicable reset rate will be determined in accordance with the prior sentence.

If an increased accretion rate is in effect for a particular semi-annual period, we will pay a portion of the increased accretion rate as cash interest at an annualized rate of 0.25%, or 0.125% per semi-annual period, of the applicable principal amount.

In the event of an increased accretion rate, we will pay cash interest on each May 15 or November 15 to holders of record on the preceding May 1 or November 1, as the case may be. Cash interest will be determined on the basis of a 360-day year, consisting of twelve 30-day months.

In the event of an increased accretion rate, the accreted principal amount of the notes will increase at a rate greater than the initial accretion rate, and the maturity value of the notes will exceed their initial maturity value of $1,000. The redemption and repurchase prices set forth in the tables below will also increase.

The "closing sales price" of the common stock of Verizon Communications on any date means the closing per share sale price, or if no closing sales price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices, on that date as reported in composite transactions for the principal U.S. securities exchange on which the common stock of Verizon Communications is traded or, if the common stock of Verizon Communications is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq system.

In the event of an increased accretion rate, we will disseminate a press release through Reuters Economic Services or Bloomberg Business News containing this information or publish the information on our web site on the World Wide Web or through any other public medium as we may use at that time.

Reset Rate Agent; Determinations Conclusive

We will appoint a reset rate agent. For the determination of the reset rate, the reset rate agent shall seek indicative reference rates from three nationally recognized investment banks. The determination of any reset rate will be conclusive and binding upon the reset rate agent, Verizon Communications, us, the trustee and you, in the absence of manifest error.

The reset rate agent may be removed at any time by us giving at least sixty days' written notice to the reset rate agent. The reset rate agent may resign at any time upon giving at least thirty days' written notice.

Tax Event

We can elect to pay cash interest on the notes from and after the date a tax event, as defined below, occurs instead of accreting the principal amount of the notes. If that happens, the principal amount on which we pay interest will be restated and will be equal to the accreted principal amount as of the day of restatement. This restated principal amount will be the amount due at maturity. If we elect this option, interest will be based on a 360-day year comprised of twelve 30-day months. Interest will accrue from our option exercise date and will be payable semi-annually in arrears on May 15 and November 15, each, an "interest payment date"; provided in the event we exercise our option to commence paying cash interest as of a date less than 60 days prior to any interest payment date, the first payment of cash interest shall be made on the interest payment date next succeeding that interest payment date.

The term "tax event" means the receipt by us of an opinion of a nationally recognized independent tax counsel experienced in those matters to the effect that, as a result of:

 .   any amendment to or change, including any announced prospective change, which will not include a proposed change, in the laws, or any regulations under the laws, of the United States or any political subdivision or taxing authority of the United States or any political subdivision, provided that a tax event will not occur more than 90 days before the effective date of any prospective change in those laws or regulations; or

 .   any judicial decision or official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt those procedures or regulations, an "administrative action"; or

 .   any amendment to or change in the administrative position or interpretation of any administrative action or judicial decision that differs from the previously generally accepted position, in each case, by any legislative body, court, governmental agency or regulatory body, irrespective of the manner in which that amendment or change is made known, which amendment or change is effective, or that administrative action or decision is announced, in each case, on or after the date of original issuance of the note;

there is more than an insubstantial risk that interest payable on the note, including original issue discount and any interest payable pursuant to an increased accretion rate, either:

 .   would not be deductible on a current accrual basis; or

 .   would not be deductible under any other method, in whole or in part, by us for United States federal income tax purposes.

Restrictions

Lien on assets

If we mortgage, pledge or otherwise subject to any lien the whole or any part of any property or assets which we now own or acquire in the future, then we will secure the notes and any of our other obligations which may then be outstanding and entitled to the benefits of a covenant similar in effect to this covenant to the same extent and in the same proportion as the debt or other obligation that is secured by the mortgage, pledge or other lien. The notes will remain secured for the same period as the other debt remains secured. Exceptions to this requirement include the following:

 .   purchase-money mortgages or liens;

 .   liens on any property or asset that existed at the time when we acquired the property or asset;

 .   any deposit or pledge to secure public or statutory obligations;

 .   any deposit or pledge with any governmental agency required to qualify us to conduct our
   business, or any part of our business, or to entitle us to maintain self-insurance or to obtain the benefits of any law relating to workmen's compensation, unemployment insurance, old age pensions or other social security;

 .   any deposit or pledge with any court, board, commission or governmental agency as security related to the proper conduct of any proceeding before it; or

 .   any mortgage, pledge or lien on any property or asset of any of our affiliates, including, without limitation, Verizon Communications, even if the affiliate may have acquired that property or asset from us.

Limitation on merger, consolidation and sales of assets

Neither we nor Verizon Communications may consolidate with or merge into any other entity or convey, transfer or lease substantially all of our or its properties and assets to any person, and neither we nor Verizon Communications may permit any person to consolidate with or merge into us or it or convey, transfer or lease substantially all of our or its properties and assets to any person, unless:

 .   in the event we or Verizon Communications consolidate or merge into another person or convey, transfer or lease substantially all of our or its properties and assets to another person, the successor assumes by supplemental indenture the obligations of its predecessor;

 .   after giving effect to the transaction, there is no default under the indenture; and

 .   if, as a result of any consolidation or merger or conveyance, transfer or lease described in this covenant, our properties or assets would become subject to any lien which would not be permitted by the asset lien restriction described above without equally and ratably securing the notes as described above, we or that successor person, as the case may be, will take the steps as are necessary effectively to secure the notes equally and ratably with, or prior to, all indebtedness secured by those liens as described above.

In case we or Verizon Communications consolidate or merge into another person or convey, transfer or lease substantially all of our or its properties and assets to another person, that person will be our or Verizon Communications' successor, and we will be relieved of all obligations under the notes and the indenture or Verizon Communications will be relieved of all obligations under the support agreement and the indenture, as the case may be.

Events of Default

The following are events of default for the notes:

 .   our failure for 90 days to pay when due any cash interest on the notes in the event there is an increased accretion rate in effect or after we elect to pay cash interest on the notes following a tax event;

 .   our failure to pay principal on the notes, or after we elect to pay cash interest on the notes following a tax event, the restated principal amount, when due, whether at maturity, by declaration, when called for redemption, when required to be purchased by you or otherwise;

 .   our failure to perform, or breach of, any covenant or warranty in the notes or in the indenture and applicable to the notes for 90 days after notice to us and Verizon Communications by the trustee or by holders of at least 25% in principal amount of the outstanding notes; and

 .   some events involving bankruptcy, insolvency or reorganization of Verizon
    Communications or us.

If an event of default applicable to the notes occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal of all the notes, together with any accrued interest on the notes, to be immediately due and payable by notice in writing to us and Verizon Communications. If it is the holders of notes who give notice of that declaration of acceleration to us and Verizon Communications, then they must also give notice to the trustee.

In order for you to initiate proceedings for a remedy under the indenture, 25% in principal amount of the outstanding notes must first give notice to us and Verizon Communications as provided above, must request that the trustee initiate a proceeding in its own name and must offer the trustee a reasonable indemnity against costs and liabilities. If the trustee still refuses for 60 days to initiate the proceeding, and no inconsistent direction has been given to the trustee by holders of a majority of the outstanding notes, you may initiate a proceeding as long as you do not adversely affect the rights of any other holders of notes.

The holders of a majority in principal amount of the outstanding notes may rescind a declaration of acceleration relating to that series if we or Verizon Communications have paid or deposited with the trustee a sum sufficient to pay the amounts set forth in the applicable provisions of the indenture and all events of default, besides the failure to pay principal due solely because of the declaration of acceleration, have been cured or waived.

If we default on the payment of any installment of interest on the notes and fail to cure the default within 90 days, or if we default on the payment of principal of the notes when it becomes due, then the trustee may require us to pay all amounts due to the trustee on the notes, with interest on the overdue principal, interest or any premium payments, in addition to the expenses of collection.

Notices

The trustee is required to give notice to holders of the notes of a default, which remains uncured or has not been waived, that is known to the trustee within 90 days after the default has occurred. In the event of a default described in the third bullet point under "Events of Default," the trustee shall not give notice to holders of the notes until at least 60 days after the occurrence of that default. The trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of the trustee in good faith determine that the withholding of notice is in the interest of the holders of notes, except that the trustee may not withhold the notice in the case of a default in the payment of principal, interest or any premium on any of the notes.

Waiver

The holders of a majority in principal amount of the outstanding notes may waive any past default or event of default except a default in the payment of principal interest or premium on the notes or a default relating to a covenant or provision that cannot be modified or amended without the consent of each affected holder of notes.

Rights and Duties of the Trustee

The holders of a majority in principal amount of outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for the notes or exercising any trust or other power conferred on the trustee for the notes. The trustee may decline to follow that direction if it would involve the trustee in personal liability or would be illegal. During a default, the trustee is required to exercise the standard of care and skill that a prudent man would exercise under the circumstances in the conduct of his own affairs. The trustee is not obligated to exercise any of its rights or powers under the indenture at your request or direction unless you have offered to the trustee reasonable security or indemnity.

The trustee is entitled, in the absence of bad faith on its part, to rely on an officer's certificate from us or Verizon Communications before taking action under the indenture.

Supplemental Indentures

Supplemental indentures not requiring your consent

We may, without your consent, enter into supplemental indentures for other specified purposes, including to cure any ambiguity or inconsistency in the indenture or in the notes or make any other provisions for matters or questions arising under the indenture or the support agreement, as long as the interests of the holders of notes are not adversely affected in any material respect.

Supplemental indentures requiring your consent

With the consent of the holders of more than a majority in principal amount of the outstanding notes, the indenture permits us, Verizon Communications and the trustee to supplement or modify in any way the terms of the indenture for that series or your rights. However, without the consent of each holder of notes, we, Verizon Communications and the trustee may not:

 .   reduce the principal of or premium on or change the stated final maturity of any note;

 .   reduce the rate of or change the time for payment of interest in any note;

 .   reduce or alter the method of computation of any amount payable upon redemption, repayment or repurchase of any note by us (or the time when the redemption, repayment or purchase may be made);

 .   make the principal or interest on any note payable in a currency other than that stated in the note or change the place of payment;

 .   impair the right of any holder of notes to sue for payment of the principal, interest or premium on a note that would be due and payable at the maturity of that note or upon redemption;

 .   modify any provisions of the support agreement or share contribution agreement except as described under "Supplemental indentures not requiring your consent" above; or

 .   reduce the percentage of principal amount of the outstanding notes required to supplement the indenture or to waive any of its provisions.

Description of the Support Agreement

Under a support agreement, dated as of October 31, 2000, Verizon Communications has agreed to:

 .   own directly or indirectly all of our voting capital stock issued and outstanding at any time;

 .   make sure that we maintain at all times a positive tangible net worth, as determined in accordance with generally accepted accounting principles;

 .   provide us with any funds we need to make any timely payment of principal, interest or any premium on the notes, if we cannot obtain funds from other sources on commercially reasonable terms.

Neither we nor Verizon Communications can terminate the support agreement until all of the debt supported by the support agreement, including the notes, has been paid in full. Neither we nor Verizon Communications can amend the support agreement in any way that adversely affects your rights unless you consent in writing.

If we fail or refuse to take timely action to enforce our rights under the support agreement or if we default in the timely payment of principal, interest or any premium, you have the right to proceed directly against Verizon Communications to enforce the rights under the support agreement or to obtain payment of the defaulted principal, interest or premium owed to you. In no event will you have recourse under the terms of the support agreement to or against the stock or assets of Verizon Services Corp., Telecom Corporation of New Zealand Limited or any operating telephone company which may from time to time be owned directly or indirectly by Verizon Communications. Except for the exclusion of this stock and assets from recourse, Verizon Communications' obligations under the support agreement rank equally with its other unsecured and unsubordinated debt.

As of September 30, 2001, Verizon Communications' assets not subject to the exclusion described in the preceding paragraph had a book value of approximately $67.1 billion. Verizon Communications is a holding company, and therefore, its right and the right of its creditors (including you), to realize upon the assets of any subsidiary of Verizon Communications, whether following any liquidation or reorganization of that subsidiary, or otherwise, are subject to prior claims of creditors of that subsidiary, except to the extent that claims of Verizon Communications itself as a creditor of a subsidiary may be recognized.

Description of the Share Contribution Agreement

Under a share contribution agreement with Verizon Communications dated May 15, 2001, Verizon Communications has agreed to provide us with any shares of the common stock of Verizon Communications necessary to satisfy the conversion requirements under the notes.

Neither we nor Verizon Communications can terminate the share contribution agreement until all of the notes have been paid in full. Neither we nor Verizon Communications can amend the share contribution agreement in any way that adversely affects your rights unless you consent in writing.

If we fail or refuse to take timely action to enforce our rights under the share contribution agreement or if we default in the timely delivery of the common stock of Verizon Communications upon conversion of the notes into the common stock of Verizon Communications, you have the right to proceed directly against Verizon Communications to enforce the rights under the share contribution agreement in order to convert the notes into the common stock of Verizon Communications.

Concerning the Trustee

First Union National Bank is the trustee, registrar, paying agent and conversion agent.

We, Verizon Communications and affiliates of Verizon Communications maintain banking relationships in the ordinary course of business with the trustee. The trustee also serves as trustee or paying agent for various debt issues by us and other affiliates of Verizon Communications.

Limitations of Claims in Bankruptcy

If we or Verizon Communications is the subject of a bankruptcy proceeding, your claim is, under Title 11 of the United States Code, limited to the issue price of the notes plus accrued interest from the date of issue to the commencement of the proceeding.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Form, Exchange, Registration and Transfer

We have agreed to issue the notes only in book-entry form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Notes will be exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. You may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any notes either:

 .   during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of the notice, or

 .   if the notes have been called for redemption in whole or in part, except the unredeemed portion of any notes being redeemed in part.

Payment and Paying Agents

Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to your registered address or, for global notes, by wire transfer. We will make interest payments to the person in whose name the notes is registered at the close of business on the record date for the interest payment.

The trustee is our paying agent for payments on notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Notices

Except as otherwise described herein, we will give notice to registered holders of the notes by mail to the addresses as they appear in the security register. Notices will be considered to have been given on the date of their mailing.

Replacement of Notes

We will replace any of your notes that become mutilated, destroyed, stolen or lost at your expense upon delivery to the trustee of your mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed notes, indemnity satisfactory to the trustee and us may be required at your expense before a replacement note will be issued.

Book-Entry System

The notes will be represented by global securities. Each global security will be deposited with, or on behalf of, DTC and be registered in the name of a nominee of DTC. Except under circumstances described below, the notes will not be issued in definitive form.

Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the underwriter with the respective principal amounts of the notes represented by the global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee, otherwise known as participants, or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Those limits and laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of notes represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders of the notes under the indenture. Principal and interest payments, if any, on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, Verizon Communications, the trustee, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to the payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to the beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in interest in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the entire global security for the notes. In addition, we may at any time and in our sole discretion determine not to have notes represented by a global security and, in that event, will issue notes in definitive form in exchange for the entire global security relating to the notes. In that instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of notes represented by the global security equal in principal amount to the beneficial interest and to have the notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of $1,000 and multiples of $1,000, unless otherwise specified by us.

DESCRIPTION OF VERIZON COMMUNICATIONS COMMON STOCK

Authorized Capital Stock

Verizon Communications' certificate of incorporation provides authority to issue up to 4,500,000,000 shares of stock of all classes, of which 4,250,000,000 are shares of common stock, $0.10 par value per share, and 250,000,000 are shares of series preferred stock, $0.10 par value per share.

Common Stock

Subject to any preferential rights of the series preferred stock, holders of shares of common stock of Verizon Communications are entitled to receive dividends on that stock out of assets legally available for distribution when, as and if authorized and declared by the board of directors and to share ratably in the assets of Verizon Communications legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up. Verizon Communications may pay any dividend or make any distribution of assets on shares of common stock until cumulative dividends on shares of series preferred stock then outstanding, if any, having dividend or distribution rights senior to the common stock have been paid.

Holders of common stock are entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors. In addition, the holders of common stock possess all voting power except as otherwise required by law or except as provided for any series of series preferred stock. Verizon Communications' certificate of incorporation does not provide for cumulative voting for the election of directors.

Series Preferred Stock

Verizon Communications' board of directors is authorized at any time to provide for the issuance of all or any shares of the series preferred stock in one or more classes or series, and to fix for each class or series voting powers, full or limited, or no voting powers, and distinctive designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of the class or series and to the fullest extent as may be permitted by Delaware law. This authority includes, but is not limited to, the authority to provide that any class or series be:

 .   subject to redemption at a specified time or times and at a specified price or prices;

 .   entitled to receive dividends (which may be cumulative or non- cumulative)
    at rates, on conditions, and at times, and payable in preference to, or in relation to, the dividends payable on any other class or classes or any other series;

 .   entitled to rights upon the dissolution of, or upon any distribution of the assets of, Verizon Communications; or

 .   convertible into, or exchangeable for, shares of any class or classes of stock, or other securities or property, of Verizon Communications at a specified price or prices or at specified rates of exchange and with any adjustments; all as the board of directors determines by resolution.

As of the date of this prospectus, no shares of preferred stock are outstanding.

Preemptive Rights

No holder of any shares of any class of stock of Verizon Communications has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

Transfer Agent and Registrar

The principal transfer agent and registrar for the common stock of Verizon Communications is Fleet National Bank.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This discussion describes the material United States federal income tax consequences to you of owning the notes and has been reviewed by Weil, Gotshal & Manges LLP, special tax counsel to Verizon Communications. It applies to you only if you hold your notes as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

 .   a dealer in securities or currencies,

 .   a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

 .   a bank, an insurance company or other financial institution,

 .   a tax-exempt organization,

 .   a person treated as a partnership for United States federal income tax purposes or a partner thereof,

 .   a person that owns notes that are a hedge or that are hedged against interest rate risks,

 .   a person that owns notes as part of a straddle, conversion or other risk reduction transaction for United States federal income tax purposes, or

 .   a person whose functional currency for United States federal income tax purposes is not the U.S. dollar.

The summary below does not address all of the tax consequences that may be relevant to you. In particular, it does not address:

 .   the U.S. federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of the notes,

 .   state, local or foreign tax consequences of the purchase, ownership or disposition of the notes, or

 .   federal, state, local or foreign tax consequences of owning or disposing of the common stock of Verizon Communications.

This discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated under the Internal Revenue Code of 1986 and administrative and judicial interpretation of the Internal Revenue Code of 1986 and the Treasury Regulations, all as of the date of this prospectus, and all of which are subject to differing interpretations and to change, possibly on a retroactive basis.

No statutory, administrative or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service, commonly known as the IRS, with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

We urge you to consult your tax advisors with respect to the tax consequences to you of the purchase, ownership and disposition of the notes and shares of the common stock of Verizon Communications in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

Pursuant to the terms of the indenture, you agree, for United States federal income tax purposes, to treat your notes as indebtedness for United States federal income tax purposes subject to the regulations governing contingent payment debt instruments and to be bound by our application of those regulations to the notes, including our determination of the rate at which interest will be deemed to accrue on the notes for United States federal income tax purposes. The remainder of this discussion assumes that the notes will be treated in accordance with that agreement and our determinations. However, there is some uncertainty as to the proper application of the Treasury Regulations governing contingent payment debt instruments to you, and no assurance can be given that the IRS will not assert that the notes should be treated differently or that such an assertion would not prevail. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, it might be determined that you should have accrued interest income at a lower rate, should not have recognized ordinary income upon the conversion, and should have recognized capital gain or loss upon a taxable disposition of its notes.

U.S. Holders of Notes

This discussion applies to U.S. holders of notes.

You are a U.S. holder of notes if you are a beneficial owner of a note and you are, for United States federal income tax purposes:

 .   a citizen or resident of the United States,

 .   a domestic corporation,

 .   an estate whose income is subject to United States federal income tax regardless of its source, or

 .   a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You are a non-U.S. holder of notes, and should see "Treatment of Non-U.S. Holders of Notes" below, if you are a beneficial owner of a note and you are, for United States federal income tax purposes:

 .   a nonresident alien individual (other than an expatriate),

 .   a foreign corporation, or

 .   a foreign estate or trust that is not subject to United States federal income taxation on its worldwide income.

Accrual of Interest on the Notes

Under the rules governing contingent payment debt obligations, a U.S. holder of notes generally will be required to accrue interest income on the notes, in the amounts described below, regardless of whether the U.S. holder of notes uses the cash or accrual method of tax accounting. Accordingly, U.S. holders of notes will likely be required to include interest in taxable income in each year in excess of the stated yield to maturity of the notes and in excess of any contingent interest payments actually received in that year.

A U.S. holder of notes must accrue an amount of original issue discount as ordinary income for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

 .   the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period, and (ii) the comparable yield
    (as defined below) of the notes, adjusted for the length of the accrual period;

 .   divided by the number of days in the accrual period; and

 .   multiplied by the number of days during the accrual period that the U.S.
    holder of notes held the notes.

The issue price of a note is the first price at which a substantial amount of the notes was sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments actually made with respect to the notes.

Under the rules governing contingent payment debt obligations, we were required to establish the "comparable yield" for the notes. We determined that the comparable yield for the notes is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes including the rank, term and general market conditions, but excluding any adjustments for liquidity or the riskiness of the contingencies with respect to the notes. Accordingly, we determined the comparable yield to be 7.51% compounded semi-annually.

We are required to provide to U.S. holders of notes, solely for United Stated federal income tax purposes, a schedule of the projected amounts of payments on the notes. This schedule must produce the comparable yield. Our determination of the projected payment schedule for the notes includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature. U.S. holders of notes may obtain the projected payment schedule by submitting a written request for it to Verizon Communications at the address set forth in "Where You Can Find More Information".

THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE NOTES OF A U.S. HOLDER OF NOTES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO U.S. HOLDERS OF NOTES.

Adjustments to Interest Accruals on the Notes

If a U.S. holder of notes receives actual payments with respect to the notes in a taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. holder of notes would incur a "net positive adjustment" equal to the amount of such excess. The U.S. holder of notes would treat the "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

If a U.S. holder of notes receives actual payments with respect to the notes in a taxable year that in the aggregate are less than the amount of the projected payments for that taxable year, the U.S. holder of notes would incur a "net negative adjustment" equal to the amount of such deficit. This adjustment would (a) reduce the interest income on the notes of the U.S. holder of notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the interest income on the notes of the U.S. holder of notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

Discount or Premium

A U.S. holder of notes that acquires a note after its initial issuance is required to accrue original issue discount for United States federal income tax purposes based upon the original projected payment schedule as if the note had been acquired directly from us. However, except to the extent described in the third paragraph below as to notes that are deemed to be "exchange listed", a U.S. holder of notes must allocate any difference between the holder's cost basis and the then adjusted issue price of the note to the projected payments over the remaining term of the note on some reasonable basis, taking into account then applicable interest rates and changes in the projected value of the common stock of Verizon Communications. Such allocation is not done on a daily basis, as generally would be the case, at least for premium, on non-contingent original issue discount obligations.

Thus, if a U.S. holder of notes acquired a note after its initial issuance at an amount that was less than the note's then adjusted issue price, a U.S. holder of notes would be required to allocate the "discount" among the projected payments to be made on the note. The portion of the discount allocated to a projected payment would be treated as a positive adjustment on the date the projected payment was scheduled to be made. Likewise, a U.S. holder's adjusted basis in the note would be increased by the amount of the positive adjustment.

On the other hand, if a U.S. holder of notes acquired a note after its initial issuance at an amount that exceeded the note's then adjusted issue price, the amount of the "premium" allocated to a projected payment is treated as a negative adjustment on the date the payment was scheduled to be made and, correspondingly, a U.S holder's adjusted basis in the note is reduced by the amount of the negative adjustment.

Finally, if the note at the time of a U.S. holder's acquisition is deemed to be "exchange listed property" then, instead of allocating the discount or premium to projected payments, a U.S. holder of notes generally would be permitted, but not required, unless any other method was unreasonable, to allocate the discount or premium pro-rata to the accrual of original issue discount. Notes will be considered exchange listed if they are listed on either a national securities exchange or an interdealer quotation system sponsored by a national securities association.

Sale, Exchange, Conversion or Redemption

Generally, the sale or exchange of a note, or the redemption of a note for cash, will result in taxable gain or loss to a U.S. holder of notes. In addition, as described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of stock upon conversion of a note into the common stock of Verizon Communications as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of the common stock of Verizon Communications by a U.S. holder of notes upon the conversion of a note, or upon the redemption of a note where we elect to pay in the common stock of Verizon Communications, as a contingent payment. As described above, you are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a sale or exchange, or such a conversion or redemption, also will result in taxable gain or loss to the U.S. holder of notes. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will equal the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder of notes, including the fair market value of the common stock of Verizon Communications received, and (b) the adjusted tax basis in the notes of the U.S. holder of notes. The adjusted tax basis in a note of a U.S. holder of notes generally will equal the original purchase price for the note of the U.S. holder of notes, increased by any original issue discount previously accrued by the U.S. holder of notes (determined without regard to any positive or negative adjustments to interest accruals described above), and decreased by the amount of any projected payments actually made on the note. Gain recognized upon a sale, exchange, conversion or redemption of a note generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income and, thereafter, capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses is subject to limitations.

The tax basis of a U.S. holder of notes in the common stock of Verizon Communications received upon a conversion of a note or upon your exercise of a right to require us to purchase your notes that we elect to pay in the common stock of Verizon Communications will equal the then current fair market value of the common stock of Verizon Communications. The holding period of the U.S. holder of notes for such common stock received will commence on the day after the date of conversion or redemption.

Constructive Dividends

If at any time Verizon Communications makes a distribution of property to its stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to you.

Treatment of Non-U.S. Holders of Notes

The rules governing United States federal income taxation of non-U.S. holders of notes are complex and no attempt will be made in this prospectus to provide more than a summary of such rules. We urge non-U.S. holders of notes to consult with their tax advisors to determine the effect of United States federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes and the common stock of Verizon Communications, including any reporting requirements.

Payments Made With Respect to the Notes

The 30% United States federal withholding tax will not apply to any payment to a non-U.S. holder of notes of principal or interest (including amounts taken into income as interest under the accrual rules described above under "--U.S. Holders of Notes" and amounts attributable to the common stock of Verizon Communications received upon a conversion of the notes) on, or of any gain realized on a sale or exchange of notes, provided that: (i) the non-U.S. holder of notes does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Verizon Communications entitled to vote, (ii) the non-U.S. holder of notes is not a controlled foreign corporation related, directly, indirectly or constructively, to us through stock ownership; (iii) the non-U.S. holder of notes is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; (iv) the common stock of Verizon Communications continues to be actively traded within the meaning of Section 871(h)(4)(C)(v)(l) of the Internal Revenue Code; and (v) either (a) the beneficial owner of notes certifies to us or its paying agent on IRS Form W-8BEN, under penalties or perjury, that it is not a United States person and provides its name, address and certain other information or (b) the beneficial owner holds its notes through certain foreign intermediaries or certain foreign partnerships and such holder of notes satisfies certain certification requirements.

If the non-U.S. holder of notes cannot satisfy the requirements described above, payments of interest (including amounts taken into income under the accrual rules described above under "--U.S. Holders of Notes" and amounts attributable to the common stock of Verizon Communications received upon a conversion of the notes) will be subject to the 30% United States federal withholding tax unless the non-U.S. holder of notes provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business by the non-U.S. holder of notes in the United States.

If a non-U.S. holder of notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business, the non-U.S. holder of notes, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale or exchange of the notes in the same manner as if it were a U.S. holder of notes. Such a non-U.S. holder of notes will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a non-U.S. holder of notes is a foreign corporation, such non-U.S. holder of notes may be subject to a branch profits tax equal to 30% (or such lower tax rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Back-Up Withholding and Information Reporting

U.S. Holders of Notes

Payments of interest (including original issue discount) on the notes, or dividends made by Verizon Communications on its common stock, or the proceeds of the sale or other disposition of the notes (including upon maturity or conversion) or shares of the common stock of Verizon Communications, may be subject to information reporting and United States federal backup withholding tax if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. holder of notes under the backup withholding rules is allowable as a credit against the holder's United States federal income tax, provided that the required information is furnished to the IRS.

Non-exempt U.S. holders of notes may be subject to information reporting with respect to certain reportable payments, including payments of principal and interest on the notes and the proceeds of the sale or other disposition of the notes. we will report to the U.S. holders of notes and to the IRS the amount of any reportable payments for each calendar year.

Non-U.S. Holders of Notes

A non-U.S. holder of notes may be required to comply with certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of principal and interest, including cash payments in respect of original issue discount on the notes, or the proceeds of the sale or other disposition of the notes.

Tax Event

The modification of the terms of the notes by us upon a tax event could possibly alter the timing of income recognition by you with respect to the payments of interest due after any such modification occurs.

THE PROPER TAX TREATMENT OF A HOLDER OF NOTES IS UNCERTAIN. AS A RESULT, YOU ARE URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES AND WHETHER AN INVESTMENT IN THE NOTES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND YOUR PARTICULAR TAX SITUATION.

SELLING SECURITYHOLDERS

The notes were originally issued by us, supported as to payment of principal and interest by Verizon Communications and sold by Goldman, Sachs & Co. and Credit Suisse First Boston Corporation, the "initial purchasers", in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the common stock of Verizon Communications issued upon purchase by us or conversion, of the notes. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below or in any prospectus supplement, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

The table below sets forth the name of each selling securityholder, the principal amount at maturity of notes that each selling securityholder may offer pursuant to this prospectus and the number of shares of the common stock of Verizon Communications into which the notes are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

We have prepared the table below based on information given to us by the selling securityholders on or prior to November 7, 2001. However, any or all of the notes or the common stock of Verizon Communications listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or the common stock of Verizon Communications that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the notes and the common stock of Verizon Communications may rest with holders of notes or the common stock of Verizon Communications not named in the table below and of whom we are unaware.

                                                                         Shares of
                                             Aggregate                    Verizon      Percentage of
                                          Principal Amount             Communications     Verizon
                                           at Maturity of  Percentage   Common Stock  Communications
                                           Notes that May   of Notes    that May Be    Common Stock
                                              Be Sold      Outstanding    Sold(1)     Outstanding (2)
                                          ---------------- ----------- -------------- ---------------
1976 Distribution Trust FBO A.R. Lauder/
  Zinterhofer............................        11,000          *              87           *
1976 Distribution Trust FBO Jane A Lauder        22,000          *             174           *
2000 Revocable Trust FBO A.R. Lauder/
  Zinterhofer............................        11,000          *              87           *
ABC Limited..............................       215,000          *           1,705           *
Acacia Life Insurance Company............       400,000          *           3,172           *
AFTRA HEALTH FUND........................       750,000          *           5,948           *
AIG SoundShore Holdings Ltd..............    13,604,000          *         107,904           *
AIG SoundShore Opportunity
  Holding Fund Ltd.......................    16,854,000          *         133,682           *
AIG SoundShore Strategic Holding Fund Ltd    10,792,000          *          85,599           *
AIG/National Union Fire Insurance........     1,400,000          *          11,104           *
Allstate Insurance Company...............    13,800,000          *         109,458           *
Allstate Life Insurance Company..........    23,275,000          *         184,612           *
Aloha Airlines Non-Pilots Pension Trust..       175,000          *           1,388           *
Aloha Pilots Retirement Trust............       100,000          *             793           *
ALPHA U.S. Sub Fund VIII, LLC............     4,500,000          *          35,693           *
Amaranth LLC.............................    18,000,000          *         142,772           *
American Fidelity Assurance Company......       450,000          *           3,569           *
American Motorist Insurance Corporation..       859,000          *           6,813           *
Amerisure Companies/Michigan Mutual
  Insurance Company......................       700,000          *           5,552           *
Ameritas Life Insurance Company..........       875,000          *           6,940           *
Amerus Life Insurance Co. (Amerus
  Multi-Fund Convertible Account)........       525,000          *           4,164           *
Arapahoe County Colorado.................        83,000          *             658           *
Argent Classic Convertible Arbitrage Fund
  (Bermuda) Ltd..........................     5,000,000          *          39,659           *
Argent Classic Convertible Fund L.P......     5,000,000          *          39,659           *
Argent Convertible Arbitrage Fund Ltd....     9,000,000          *          71,386           *
Aristeia International Limited...........    50,670,000          *         401,904           *
Aristeia Partners, L.P...................    12,330,000          *          97,799           *
Arkansas PERS............................     1,900,000          *          15,070           *
Asset Insurance CO. LTD-PRP..............       650,000          *           5,155           *
Bank Julius Baer & Co. Ltd...............     2,500,000          *          19,829           *
Bank of America NA.......................   144,500,000        2.7       1,146,145           *
Banc of America Securities LLC...........    13,500,000          *         107,079           *
Banque de Luxembourg.....................       380,000          *           3,014           *
Banque Privee Edmond De Rothschild S.A.
  Geneva.................................       200,000          *           1,586           *
Bay County PERS..........................       250,000          *           1,982           *
Bear, Stearns & Co. Inc..................    59,000,000        1.1         467,976           *
Bear, Stearns International Limited......    40,000,000          *         317,272           *
Black Diamond Capital I, Ltd.............       886,000          *           7,027           *
Black Diamond Convertible Offshore LDC...     5,000,000          *          39,659           *
Black Diamond Offshore Ltd...............     2,406,000          *          19,083           *
Blue Cross Blue Shield of Florida........     9,300,000          *          73,765           *

                                                                            Shares of
                                                Aggregate                    Verizon      Percentage of
                                             Principal Amount             Communications     Verizon
                                              at Maturity of  Percentage   Common Stock  Communications
                                              Notes that May   of Notes    that May Be    Common Stock
                                                 Be Sold      Outstanding    Sold (1)    Outstanding (2)
                                             ---------------- ----------- -------------- ---------------
BN Convertible Securities Top Fund..........       810,000          *           6,424           *
Boilermakers Blacksmith Pension Trust.......     2,450,000          *          19,432           *
British Virgin Islands Social Security Board        64,000          *             507           *
BN Convertible Securities Top Fund..........       810,000          *           6,424           *
Boilermakers Blacksmith Pension Trust.......     2,450,000          *          19,432           *
BTES-Convertible ARB........................     2,000,000          *          15,863           *
BTPO-Growth Vs Value........................     4,000,000          *          31,727           *
C&H Sugar Company, Inc......................       250,000          *           1,982           *
California Public Employees' Retirement
  System....................................    29,600,000          *         234,781           *
California State Auto Association Inter-
  Insurance.................................       850,000          *           6,742           *
California State Auto Association Retirement
  Pension...................................       175,000          *           1,388           *
Canyon Capital Arbitrage Master Hedge
  Fund, Ltd.................................     1,000,000          *           7,931           *
Canyon Value Realization Fund
  (Cayman), Ltd.............................     3,000,000          *          23,795           *
CapitalCare, Inc............................       175,000          *           1,388           *
Captive FXD Income FD-PERFORMA..............     1,085,000          *           8,606           *
CareFirst of Maryland, Inc..................       500,000          *           3,965           *
CCI Investment Company Ltd..................        70,000          *             555           *
CFFX/LLC....................................    30,000,000          *         237,954           *
Charitable Convertible Securities Fund......     4,225,000          *          33,511           *
Charitable Income Fund......................       640,000          *           5,076           *
Chicago Standards INS CO LTD................        95,000          *             753           *
Citi SAM Fund-Ltd...........................     3,000,000          *          23,795           *
Citicorp Life Insurance Company.............        61,000          *             483           *
City of Birmingham Retirement & Relief
  System....................................     1,500,000          *          11,897           *
City of New Orleans.........................       343,000          *           2,720           *
Commonwealth Professional Assurance
  Company...................................       530,000          *           4,203           *
Conseco Annuity Assurance-Multi Bucket
  Annuity Conv. Bond Fund...................    21,500,000          *         170,533           *
Conseco Fund Group-Conseco Conv.
  Securities Fund...........................     1,000,000          *           7,931           *
Credit Industriel d'Alsace Lorraine.........    46,000,000          *         364,862           *
Daimler Chrysler Corp. EMP#1 Pension Plan
  Dtd 4/1/89................................    11,430,000          *          90,660           *
Deephaven Domestic Convertible Trading Ltd..   163,500,000        3.0       1,296,849           *
Deutsche Banc Alex. Brown Inc...............   499,500,000        9.2       3,961,934
Dexia Money + GETEC.........................    20,000,000          *         158,636           *
Dexia World Convertible.....................       550,000          *           4,362           *
Dorinco Reinsurance Company.................     2,000,000          *          15,863           *
Double Black Diamond Offshore LDC...........    11,131,000          *          88,288           *
Drury University............................        70,000          *             555           *
Duke Endowment..............................       675,000          *           5,353           *
Eagle Pacific Insurance Company.............       525,000          *           4,164           *

                                                                             Shares of
                                                 Aggregate                    Verizon      Percentage of
                                              Principal Amount             Communications     Verizon
                                               at Maturity of  Percentage   Common Stock  Communications
                                               Notes that May   of Notes    that May Be    Common Stock
                                                  Be Sold      Outstanding    Sold (1)    Outstanding (2)
                                              ---------------- ----------- -------------- ---------------
EB Convertible Sec. Fd.......................     4,400,000          *          34,899           *
Enron North America Corp.....................     7,500,000          *          59,488           *
Farmers Mutual Protective Association........       250,000          *           1,982           *
Field Fdn of Illinois........................       200,000          *           1,586           *
First Union International Capital Markets Inc    45,000,000          *         356,931           *
First Union National Bank....................   138,000,000        2.5       1,094,588           *
First Union Securities Inc...................    20,000,000          *         158,636           *
Forest Alternative Strategies II.............       970,000          *           7,693           *
Forest Fulcrum Fund L.L.P....................    11,843,000          *          93,936           *
Forest Global Convertible Fund A5............    60,592,000        1.1         480,603           *
Franklin and Marshall College................       710,000          *           5,631           *
FreeState Health Plan, Inc...................       125,000          *             991           *
Froley Revy Investment Convertible
  Security Fund..............................       275,000          *           2,181           *
Gaia Offshore Master Fund Ltd................    22,400,000          *         177,672           *
GE Pension Trust.............................     5,423,000          *          43,014           *
Gencorp Foundation...........................       160,000          *           1,269           *
Genesee County Employees'
  Retirement System..........................       650,000          *           5,155           *
GLG Global Convertible Fund..................    13,600,000          *         107,872           *
GLG Global Convertible UCITS Fund............    12,400,000          *          98,354           *
GLG Market Neutral Fund......................       500,000          *           3,965           *
Global Bermuda Limited Partnership...........    14,500,000          *         115,011           *
Goldman Sachs and Company....................   113,460,000        2.1         899,942           *
Grady Hospital Foundation....................       180,000          *           1,427           *
Granville Capital Corporation................    35,500,000          *         281,578           *
Group Hospitalization and Medical
  Services, Inc..............................       525,000          *           4,164           *
Hamilton Partners Limited....................    34,000,000          *         269,681           *
Hannover Life Reassurance Company of
  America....................................     1,600,000          *          12,690           *
Hawaiian Airlines Employees
  Pension Plan-IAM...........................        80,000          *             634           *
Hawaiian Airlines Pension Plan for Salaried
  Employee's.................................        15,000          *             118           *
Hawaiian Airlines Pilots Retirement Plan.....       160,000          *           1,269           *
HBK Master Fund L.P..........................   322,500,000        5.9       2,558,005           *
Health Foundation of Greater Cincinnati......       700,000          *           5,552           *
HealthNow New York, Inc......................       250,000          *           1,982           *
HFR Zazove Master Trust......................       600,000          *           4,759           *
IL Annuity Life Insurance Co.................    13,975,000          *         110,846           *
IMF Convertible Fund.........................       600,000          *           4,759           *
Independence Blue Cross......................       768,000          *           6,091           *
Innovest Finanzdienstleistungs...............       878,000          *           6,964           *
Investcorp-SAM Fund Ltd......................     2,800,000          *          22,209           *
J.P. Morgan Securities Inc...................   388,000,000        7.1       3,077,538           *
Jackson County Employees'
  Retirement System..........................       275,000          *           2,181           *

                                                                            Shares of
                                                Aggregate                    Verizon      Percentage of
                                             Principal Amount             Communications     Verizon
                                              at Maturity of  Percentage   Common Stock  Communications
                                              Notes that May   of Notes    that May Be    Common Stock
                                                 Be Sold      Outstanding    Sold (1)    Outstanding (2)
                                             ---------------- ----------- -------------- ---------------
JMG Convertible Investments L.P.............    13,750,000          *         109,062           *
JMG Triton Offshore FD LTD..................    13,750,000          *         109,062           *
KBC Financial Products (Cayman Islands) Ltd.   164,975,000        3.0       1,308,548           *
KBC Financial Products USA Inc..............    13,000,000          *         103,113           *
Kenwood Insurance Co. Limited...............       580,000          *           4,600           *
Kerr-McGee Corporation......................       925,000          *           7,336           *
Key Tr. Convertible Sec. Fd.................       690,000          *           5,472           *
Key Trust Fixed Income Fund.................     1,000,000          *           7,931           *
Lakeshore International Ltd.................    72,000,000        1.3         571,089           *
LB Series Fund, Inc. Income Portfolio.......     4,000,000          *          31,727           *
LibertyView Fund LLC........................     1,000,000          *           7,931           *
LibertyView Funds L.P.......................     4,500,000          *          35,693           *
LibertyView Global Volatility Fund L.P......     4,500,000          *          35,693           *
Lincoln National Convertible Securities Fund     4,500,000          *          35,693           *
LLT Limited.................................     2,860,000          *          22,684           *
Louisiana Workers' Compensation
  Corporation...............................     1,200,000          *           9,518           *
Lutheran Brotherhood........................    11,000,000          *          87,249           *
Lutheran Brotherhood Income Fund............     3,000,000          *          23,795           *
Lydian Overseas Partners Master Fund........    28,000,000          *         222,090           *
Lyxor Master Fund...........................     2,600,000          *          20,622           *
Macomb County Employees'
  Retirement System.........................       850,000          *           6,742           *
Mainstay Convertible Fund...................    10,860,000          *          86,139           *
Mainstay VP Convertible Portfolio...........     2,920,000          *          23,160           *
Managed Assets Trust........................       700,000          *           5,552           *
McMahan Securities Co. L.P..................     7,000,000          *          55,522           *
Med America Insurance.......................     2,660,000          *          21,098           *
Med America New York Life Insurance.........       725,000          *           5,750           *
Mellon Trust................................     4,336,000          *          34,392           *
Merrill Lynch Insurance Group...............       931,000          *           7,384           *
Merrill Lynch Quantitative Advisors
  Convertible Securities Arbitrage..........    44,500,000          *         352,965           *
MLQA Convertible Securities Arbitrage Ltd...    30,000,000          *         237,954           *
Morgan Stanley & Co., Inc...................    15,000,000          *         118,977           *
Municipal Employees.........................       306,000          *           2,427           *
N.G.S.C. Insurance LTD......................        75,000          *             594           *
New Orleans Firefighters Pension/Relief Fund       187,000          *           1,483           *
New York Life Separate Account #7...........     1,470,000          *          11,659           *
Newport Investments, Inc....................    13,000,000          *         103,113           *
Nicholas Applegate Investment Grade
  Convertible...............................        22,000          *             174           *
Nomura International PLC....................    30,000,000          *         237,954           *
Nomura Securities International, Inc........   130,000,000        2.4       1,031,134           *
NORCAL Mutual Insurance Company.............       600,000          *           4,759           *
Obligation Convertible......................     1,000,000          *           7,931           *
Occidental Petroleum Corporation............       346,000          *           2,744           *
OFIVM.......................................    55,500,000        1.0         440,214           *

                                                                           Shares of
                                               Aggregate                    Verizon      Percentage of
                                            Principal Amount             Communications     Verizon
                                             at Maturity of  Percentage   Common Stock  Communications
                                             Notes that May   of Notes    that May Be    Common Stock
                                                Be Sold      Outstanding    Sold (1)    Outstanding (2)
                                            ---------------- ----------- -------------- ---------------
Ohio Bureau of Workers Compensation........       491,000          *           3,894           *
Ondeo Nalco................................       350,000          *           2,776           *
Pacific Eagle Insurance Company............       300,000          *           2,379           *
Pacific Life Insurance Company.............    35,200,000          *         279,199           *
Paloma Securities LLC......................    80,000,000        1.5         634,544
Parker Hannafin............................     1,050,000          *           8,328           *
Penn Treaty Network America
  Insurance Company........................       800,000          *           6,345           *
Physician's Reciprocal Insurers Account #7.     2,500,000          *          19,829           *
Pilgrim Convertible Fund...................     3,500,000          *          27,761           *
Policemen and Firemen Retirement System of
  the City of Detroit......................       885,000          *           7,019
Potlatch-First Trust Co. of St. Paul.......     3,000,000          *          23,795           *
Prime Convertible Fund.....................     1,400,000          *          11,104           *
Primerica Life Insurance Company...........     1,113,000          *           8,828           *
Pro Mutual.................................     1,015,000          *           8,050           *
RAM Trading Ltd............................    52,500,000        1.0         416,419           *
Raytheon Master Pension Trust..............       336,000          *           2,665           *
RBC Capital Services Inc...................       290,000          *           2,300           *
Rhapsody Fund, LP..........................     4,000,000          *          31,727           *
Royal Bank of Canada.......................    14,000,000          *         111,045           *
Salomon Smith Barney Inc...................    80,000,000        1.5         634,544           *
SAM Investments LDC........................   175,000,000        3.2       1,388,065           *
San Diego Employees
  Retirement Association...................     2,000,000          *          15,863           *
Shell Pension Trust........................       539,000          *           4,275           *
Shepherd Investments International, Ltd....    15,750,000          *         124,925           *
Southern Farm Bureau Life
  Insurance Company........................     3,225,000          *          25,580           *
Starvest Combined Portfolio................     1,500,000          *          11,897           *
Starvest Managed Portfolio.................       110,000          *             872           *
State of Florida, Division of Treasury.....     3,725,000          *          29,545           *
State of Florida, Office of the Treasurer..     3,300,000          *          26,174           *
State of Maryland Retirement Agency........     4,336,000          *          34,392           *
State of Mississippi Health Care Trust Fund     2,200,000          *          17,449           *
State of Oregon/SAIF Corporation...........     5,650,000          *          44,814           *
State of Oregon/Equity.....................     8,600,000          *          68,213           *
Sunrise Partners LLC.......................    12,000,000          *          95,181           *
Susquehanna Capital Group..................    46,500,000          *         368,828           *
Sylvan IMA Ltd.............................     5,200,000          *          41,245           *
TD Securities (USA) Inc....................    98,000,000        1.8         777,316           *
Teachers Insurance and Annuity Association.    33,000,000          *         261,749           *
The City University of New York............       205,000          *           1,626           *
The Cockrell Foundation....................       200,000          *           1,586           *
The Grable Foundation......................       162,000          *           1,284           *
The Travelers Indemnity Company............     4,182,000          *          33,170           *
The Travelers Insurance Company Separate
  Account TLAC.............................       137,000          *           1,086           *

                                                                                 Shares of
                                                     Aggregate                    Verizon      Percentage of
                                                  Principal Amount             Communications     Verizon
                                                   at Maturity of  Percentage   Common Stock  Communications
                                                   Notes that May   of Notes    that May Be    Common Stock
                                                      Be Sold      Outstanding    Sold (1)    Outstanding (2)
                                                  ---------------- ----------- -------------- ---------------
The Travelers Insurance Company-Life.............      21,956,000         *         174,150           *
The Travelers Life and Annuity Company...........         151,000         *           1,197           *
The Value Realization Fund, L.P..................       1,500,000         *          11,897           *
Transamerica Life Insurance and Annuities........      27,000,000         *         214,158           *
Travelers Series Trust Convertible Bond
  Portfolio......................................         700,000         *           5,552*
Tribeca Investments, L.L.C.......................     120,000,000       2.2         951,816           *
Tufts Associated Health Plan.....................         945,000         *           7,495           *
Tuscarora Wayne Mutual
  Insurance Company..............................         175,000         *           1,388           *
UBS (Cayman Islands) Ltd.........................       1,230,000         *           9,756           *
UBS AG London Branch.............................     735,665,000      13.5       5,835,147           *
UBS Global Equity Arbitrage Master Ltd...........      81,000,000       1.5         642,475           *
UBS Global Global Convertible Portfolio..........       2,250,000         *          17,846           *
UBS Warburg LLC..................................       2,256,000         *          17,894           *
Union Security Life Insurance Company............         210,000         *           1,665           *
University of Massachusetts......................         300,000         *           2,379           *
Victory Convertible Securities Fund..............       2,300,000         *          18,243           *
Victory Invest Quality Bond Fund.................         400,000         *           3,172           *
Von Ernst Performa AG............................         210,000         *           1,665           *
White River Securities L.L.C.....................      54,000,000       1.0         428,317           *
Worldwide Transactions Ltd.......................       4,637,000         *          36,779           *
Y & H Soda Foundation............................         375,000         *           2,974           *
Zurich Institutional Benchmarks Master
  Fund Ltd.......................................       1,650,000         *          13,087           *
Zurich Master Hedge Fund.........................       2,445,000         *          19,393           *
All other holders of notes or future transferees,
  pledgees, donees, assignees or successors of
  any such holders (3)(4)........................  $  403,773,000      7.42       3,202,647           *
Total............................................  $5,442,079,000     100.0%     43,165,482         1.6%

--------
*  Less than one percent (1%).
(1) Assumes conversion of all of the notes at a conversion rate of 7.9318 shares of the common stock of Verizon Communications per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under "Description of Notes and Support Obligations--Conversion Rights". As a result, the number of shares of the common stock of Verizon Communications issuable upon conversion of the notes may increase or decrease in the future.
(2) Calculated based on Rule 13d-3(d) (i) of the Exchange Act, using 2,751,650,484 shares of the common stock of Verizon Communications outstanding as of June 30, 2001. In calculating this amount for each selling securityholder, we treated as outstanding the number of shares of the common stock of Verizon Communications issuable upon conversion of all of the selling securityholder's notes, but we did not assume conversion of any other selling securityholder's notes.
(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.
(4) Assumes that any other selling securityholders, or any future pledgees, donees, assignees, transferees or successors of or from any other selling securityholders, do not beneficially own any common stock of Verizon Communications other than the common stock of Verizon Communications issuable upon conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

We and Verizon Communications are registering the notes and the common stock of Verizon Communications covered by this prospectus to permit the selling securityholders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the common stock of Verizon Communications covered by this prospectus.

Neither we nor Verizon Communications will receive any of the proceeds from the offering of notes or the common stock of Verizon Communications by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and the common stock of Verizon Communications beneficially owned by them and offered hereby from time to time:

 .   directly; or

 .   through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the notes and the common stock of Verizon Communications for whom they may act as agent.

The notes and the common stock of Verizon Communications may be sold from time to time in one or more transactions at:

 .   fixed prices, which may be changed;

 .   prevailing market prices at the time of sale;

 .   prices related the prevailing market prices;

 .   varying prices determined at the time of sale; or

 .   negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or the common stock of Verizon Communications offered by them hereby will be the purchase price of the notes or the common stock of Verizon Communications less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

 .   on any national securities exchange or quotation service on which the notes and the common stock of Verizon Communications may be listed or quoted at the time of sale, including the New York, Philadelphia, Boston, Chicago and Pacific Stock Exchanges in the case of the common stock of Verizon Communications;

 .   in the over-the-counter market;

 .   in transactions otherwise than on those exchanges or services or in the over-the-counter market; or

 .   through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and the common stock of Verizon Communications or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the common stock of Verizon Communications in the course of hedging their positions. The selling securityholders may also sell the notes and the common stock of Verizon Communications short and deliver notes and the common stock of Verizon Communications to close out short positions, or loan or pledge notes and the common stock of Verizon Communications to broker-dealers that in turn may sell the notes and the common stock of Verizon Communications.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock of Verizon Communications by the selling securityholders. Selling securityholders may sell any, or may sell all, of the notes and the common stock of Verizon Communications offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the common stock of Verizon Communications by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule

144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The outstanding shares of the common stock of Verizon Communications are listed for trading on the New York, Philadelphia, Boston, Chicago and Pacific Stock Exchanges.

The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the common stock of Verizon Communications may be considered to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the notes or the common stock of Verizon Communications purchased by them may be considered to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be considered to be underwriting commissions.

The notes were issued and sold in May 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify the initial purchasers and each selling securityholder, and each selling securityholder has agreed to indemnify us, the initial purchasers and each other selling securityholder, against specified liabilities arising under the Securities Act.

The selling securityholders and any other person participating in a distribution of the notes or the common stock of Verizon Communications will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock of Verizon Communications by the selling securityholders and any other person participating in the distribution. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock of Verizon Communications to engage in market-making activities relating to the particular notes and the underlying common stock of Verizon Communications being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying common stock of Verizon Communications and the ability of any person or entity to engage in market-making activities relating to the notes and the underlying common stock of Verizon Communications.

We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

 .   the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered under the registration statement;

 .   the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision; and

 .   sale to the public under Rule 144 of all the securities registered under the registration statement.

Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of notes and the common stock of Verizon Communications pursuant to the registration statement to which this prospectus relates.

LEGAL MATTERS

The validity of the notes, the common stock of Verizon Communications, the support agreement and the share contribution agreement have been passed upon for us and Verizon Communications by William P. Barr, Executive Vice President and General Counsel of Verizon Communications. As of September 30, 2001, Mr. Barr beneficially owned approximately 12,006 shares of Verizon Communications common stock and had options to purchase an aggregate of 994,800 shares of Verizon Communications common stock. Certain tax matters for the notes have been passed upon for Verizon Communications by Weil, Gotshal & Manges LLP, New York, New York, special tax counsel to us and Verizon Communications.

EXPERTS

The consolidated financial statements and financial statement schedule of Verizon Communications Inc. as of December 31, 2000 and for the year then ended, included in Verizon Communications' Annual Report on Form 10-K filed on March 23, 2001, and incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which is also included therein and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedule of Verizon Communications Inc. as of December 31, 1999 and for the two years in the period ended December 31, 1999, included in Verizon Communications' Annual Report on Form 10-K filed on March 23, 2001, and incorporated by reference in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, other than the financial statements of GTE Corporation (a wholly owned subsidiary of Verizon Communications) which were audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports which are also included therein and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance on such reports given on the authority of such firms as experts in accounting and auditing.

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                                $5,442,079,000


                                     [LOGO]
                                    verizon

                         Verizon Global Funding Corp.
                    Zero-Coupon Convertible Notes due 2021

           Supported as to Payment of Principal and Interest by and Convertible into the Common Stock of

                          Verizon Communications Inc.

                               -----------------

                                  PROSPECTUS

                               -----------------

                               November 16, 2001

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